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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        PRE-EFFECTIVE AMENDMENT NO. 1 TO

                                    FORM S-6

                              File No. 33-62457

                    FOR REGISTRATION UNDER THE SECURITIES ACT
                    OF 1933 OF SECURITIES OF UNIT INVESTMENT
                        TRUSTS REGISTERED ON FORM N-8B-2

A.    Exact name of trust:  IDS Life Variable Life Separate Account

B.    Name of depositor:    IDS LIFE INSURANCE COMPANY

C.    Complete address of depositor's principal executive offices:

                IDS Tower 10, Minneapolis, Minnesota  55440-0010

D.    Name and complete address of agent for service:

                                   Copies to:
                            Mary Ellyn Minenko, Esq.
                           IDS Life Insurance Company
                                  IDS Tower 10
                       Minneapolis, Minnesota  55440-0010

      It is proposed that this filing will become effective Sept.
      25, 1995 or as soon as practicable thereafter (check appropriate space)

      immediately upon filing pursuant to paragraph (b) of Rule 486 on (date), pursuant to paragraph (b) of Rule 486
      60 days after filing pursuant to paragraph (a)i of Rule 486 on (date) pursuant to paragraph (a)i of Rule 485
      This post-effective amendment designates a new effective date for a previously filed post-effect amendment.

E.    Title and amount of securities being registered:

            Flexible Premium Survivorship Variable Life Insurance
            Policy

F. Proposed maximum aggregate offering price to the public of the securities being registered.

            DECLARATION REQUIRED BY RULE 24F-2(a)(1)

            The Registrant has registered an indefinite number or amount of securities under the Securities Act of 1933 pursuant to Section 24f-2 of the Investment Company Act of 1940. Registrant's Rule 24f-2 Notice for its most recent fiscal year was filed on or about February 28, 1995.

G.    Amount of initial filing fee:       NA
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H.    Approximate date of proposed public offering:

      Check space if it is proposed that this filing will become effective on (date) at (time) pursuant to Rule 487

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                        CROSS REFERENCE TO ITEMS REQUIRED
                                 BY FORM N-8B-2

N-8B-2 Item                   Caption in Prospectus

1.............................Cover Page; The variable account
2.............................IDS Life
3.............................Not applicable
4.............................Distribution of the policy
5.............................The variable account
6.............................The variable account
7.............................Not applicable
8.............................Annual financial information
9.............................Legal proceedings
10............................Surrender charge; Total surrenders;
                              Partial surrenders; Taxation of
                              policy proceeds; Reinstatement;
                              Transfers between the fixed account
                              and the subaccounts; Keeping the
                              policy in force; Grace period;
                              Voting rights; Substitution of
                              investments; Payment of premiums;
                              The fixed account; Allocation of
                              premiums; Transfers between the
                              fixed account and the subaccounts;
                              Right to examine policy
11............................The fund
12............................The fund; Cover page
13............................Loads, fees, and charges; Keeping the policy in force
14............................Purchasing your policy; Application
15............................Premiums; Payment of premiums;
                              Transfers between the fixed account
                              and the subaccounts; The fund
16............................Premiums; Payment of premiums;
                              Transfers between the fixed account
                              and the subaccounts; The fund
17............................Two ways to request a transfer, loan or surrender; Policy surrenders
18............................The fund
19............................Reports
20............................Not applicable
21............................Policy loans; fixed account and subaccounts; Two ways to request a
                              transfer, loan or surrender
22............................Not applicable
23............................Management of IDS Life
24............................Policy value; Proceeds payable upon death; Payment of policy proceeds
25............................IDS Life
26............................Annual financial information
27............................IDS Life
28............................Management of IDS Life
29............................Ownership
30............................Not applicable
31............................Not applicable
32............................Not applicable

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33............................Not applicable
34............................Not applicable
35............................IDS Life
36............................Not applicable
37............................Not applicable
38............................Distribution of the policy
39............................IDS Life; Distribution of the policy
40............................Annual financial information
41............................Distribution of the policy; IDS Life
42............................Management of IDS Life
43............................Not applicable
44............................Premiums; Transfers between the fixed account and subaccounts; Subaccount
                              values
45............................Not applicable
46............................Subaccount values
47............................Relationship between portfolios and subaccounts
48............................IDS Life
49............................Not applicable
50............................Not applicable
51............................The variable account
52............................Substitution of investments
53............................IDS Life's tax status
54............................Not applicable
55............................Policy illustrations
56............................Not applicable
57............................Not applicable
58............................Not applicable
59............................Annual financial information

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Flexible Premium Survivorship Variable Life Insurance Policy

Prospectus ____________, 1995

The Flexible Premium Survivorship Variable Life Insurance Policy described in this prospectus is designed to provide life insurance coverage on two insureds, with a death benefit payable when the last surviving insured dies while the policy is in force. The policy is intended to qualify as a life insurance policy under Sections 72, 101 and 7702 of the Internal Revenue Code.

You may allocate policy value to one or more of six subaccounts of IDS Life Variable Life Separate Account. The subaccounts invest in the portfolios of IDS Life Series Fund: Equity, Income, Money Market, Managed, Government Securities, and International Equity. Policy values increase and decrease with investment experience, and reflect certain deductions and charges. There is no guaranteed minimum policy value with respect to the subaccounts, and you bear the entire investment risk. You may also allocate policy value to the fixed account which earns at least a guaranteed minimum interest rate. The fixed account is the general investment account of IDS Life Insurance Company (IDS Life).

You may withdraw a portion of the policy's cash surrender value after the first policy year or surrender it in full at any time for its cash surrender value. Surrender charges are described under "Loads, fees and charges". You may also take out policy loans.

The frequency and amount of premium payments are flexible, subject to certain restrictions and conditions. Payment of the scheduled premium will not necessarily keep a policy from lapsing if the cash surrender value is less than the amount needed to pay the monthly deduction (see "Loads, fees and charges"). However, a policy will not lapse if the premiums needed to keep either the death benefit guarantee to age 85 (DBG-85) or the death benefit guarantee to age 100 (DBG-100) or the minimum initial premium period in effect, are paid.

This prospectus contains detailed information about these and other policy features, including certain restrictions and limitations that apply. As in the case of other life insurance policies, it may not be advantageous to purchase flexible premium survivorship variable life insurance as a replacement for, or in addition to an existing flexible premium variable or other life insurance policy.

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IDS Life Variable Life Separate Account
Flexible Premium Survivorship Variable Life Insurance Policy

Issued and sold by:  IDS Life Insurance Company, IDS Tower 10,
Minneapolis,  MN 55440 Telephone: (612) 671-3131

THIS PROSPECTUS IS VALID ONLY WHEN ACCOMPANIED OR PRECEDED BY THE
PROSPECTUS OF THE IDS LIFE SERIES FUND, INC.  ALL PROSPECTUSES
SHOULD BE RETAINED FOR FUTURE REFERENCE.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

IDS LIFE IS NOT A FINANCIAL INSTITUTION, AND THE SECURITIES IT OFFERS ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED OR ENDORSED BY ANY FINANCIAL INSTITUTION NOR ARE THEY INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD OR ANY OTHER AGENCY. INVESTMENTS IN THIS POLICY INVOLVE INVESTMENT RISK INCLUDING THE POSSIBLE LOSS OF PRINCIPAL.

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Table of contents

Key terms
The policy in brief
The variable account
The fund
     Equity Portfolio
     Income Portfolio
     Money Market Portfolio
     Managed Portfolio
     Government Securities Portfolio
      International Equity Portfolio
     Portfolio objectives
     Relationship between portfolios and subaccounts
Rates of return of the fund and subaccounts
The fixed account
Purchasing your policy
     Application
     Right to examine policy
     Premiums
Keeping the policy in force
      Death benefit guarantee to age 85
      Death benefit guarantee to age 100
      Minimum initial premium period
      Grace period
      Reinstatement
Loads, fees and charges
     Premium expense charge
     Monthly deduction
     Surrender charge
     Partial surrender fee
     Mortality and expense risk charge
      Fund investment management fee
Policy value
     Fixed account value
     Subaccount values
Proceeds payable upon death
     Change in death benefit option
     Changes in specified amount
     Misstatement of age or sex
     Suicide
     Beneficiary
Transfers between the fixed account and subaccounts
     Fixed account transfer policies
     Minimum transfer amounts
     Maximum transfer amounts
     Maximum number of transfers per year
     Two ways to request a transfer, loan or surrender
     Automated transfers
     Automated dollar-cost averaging
Policy loans
Policy surrenders
     Total surrenders
     Partial surrenders
     Allocations of partial surrenders
     Effects of partial surrenders
     Taxes

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Optional insurance benefits
     Policy Split Option Rider
     Four-Year Term Insurance Rider
Payment of policy proceeds
Federal taxes
     IDS Life's tax status
     Taxation of policy proceeds
     Modified endowment contracts
     Other tax considerations
IDS Life
     Ownership
     State regulation
     Distribution of the policy
     Legal proceedings
     Experts
Management of IDS Life
Other information
     Substitution of investments
     Voting rights
     Reports
Policy illustrations

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Key terms

Accumulation unit: An accounting unit used to calculate the policy value of the subaccounts. It is a measure of the net investment results of each of the subaccounts.

Attained insurance age: Each insured's insurance age plus the number of policy anniversaries since the policy date. Attained insurance age changes only on a policy anniversary.

Cash surrender value: Proceeds received if the policy is surrendered in full, or the amount payable if the last surviving insured's death occurs on or after the youngest insured's attained insurance age 100. The cash surrender value equals the policy value minus indebtedness, minus any applicable surrender charges.

Code: The Internal Revenue Code of 1986, as amended.

Close of business: Closing time of the New York Stock Exchange, normally 3 p.m., Central time.

Death benefit guarantee to age 85 (DBG-85): A feature of the policy guaranteeing that the policy will not lapse before the youngest insured's attained insurance age 85 (or 15 policy years, if later). This feature is in effect if you meet certain premium payment requirements.

Death benefit guarantee to age 85 (DBG-85) premium: The premium required to keep the DBG-85 in effect. The DBG-85 premium is shown in your policy. It depends on each insured's sex, insurance age, risk classification, optional insurance benefits added by rider, and the initial specified amount.

Death benefit guarantee to age 100 (DBG-100): A feature of the policy guaranteeing that the policy will not lapse before the youngest insured's attained insurance age 100. This feature is in effect if you meet certain premium payment requirements.

Death benefit guarantee to age 100 (DBG-100) premium: The premium required to keep the DBG-100 in effect. The DBG-100 premium is shown in your policy. It depends on each insured's sex, insurance age, risk classification, optional insurance benefits added by rider, and the initial specified amount.

Fixed account: The general investment account of IDS Life. The fixed account is made up of all of IDS Life's assets other than those held in any separate account.

Fixed account value: The portion of the policy value that is allocated to the fixed account, including indebtedness.

Fund: IDS Life Series Fund, Inc., a diversified open-end management investment company intended to meet a wide range of investment goals with its six separate portfolios: Equity Portfolio, Income Portfolio, Money Market Portfolio, Managed Portfolio, Government

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Securities Portfolio, and International Equity Portfolio. Each of six subaccounts of the variable account invests in a specific one of these portfolios.

IDS Life: In this prospectus, "we," "us," "our," and "IDS Life" refer to IDS Life Insurance Company.

Indebtedness: All existing loans on the policy plus interest that has either been accrued or added to the policy loan.

Insurance age: Each insured's age based upon his or her last birthday on the date of the application.

Insureds: The persons whose lives are insured by the policy.

Minimum initial premium period: A period of time during the early years of the policy when the policy will not lapse even if the cash surrender value is less than the amount needed to pay the monthly deduction. This feature is in effect if you meet certain premium payment requirements.

Monthly date: The same day each month as the policy date. If there is no monthly date in a calendar month, the monthly date is the first day of the next calendar month.

Net amount at risk: A portion of the death benefit, equal to the total current death benefit minus the policy value. This is the amount to which cost of insurance rates are applied in determining the monthly cost of insurance.

Net premium: The premium paid minus the premium expense charge.

Owner: The entity(ies) to which, or individual(s) to whom, the policy is issued, or to whom ownership is subsequently transferred. In the prospectus "you" and "your" refer to the owner.

Policy anniversary: The same day and month as the policy date each year the policy remains in force.

Policy date: The date the policy is issued and from which policy anniversaries, policy years and policy months are determined.

Policy value: The sum of the fixed account value plus the variable account value.

Proceeds: The amount payable under the policy as follows:

    o Upon death of the last surviving insured prior to the youngest insured's attained insurance age 100, proceeds will be the death benefit in effect as of the date of that insured's death, minus any indebtedness.

    o Upon the death of the last surviving insured on or after the youngest insured's attained insurance age 100, proceeds will be the cash surrender value.

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    o On surrender of the policy the proceeds will be the cash surrender value.

Risk classification: A group of insureds that IDS Life expects will have similar mortality experience.

Scheduled premium: A premium, selected by the owner at the time of application, of a level amount, at a fixed interval of time.

Specified amount: An amount used to determine the death benefit and the proceeds payable upon death of the last surviving insured prior to the youngest insured's attained insurance age 100. The initial specified amount is shown in your policy.

Subaccount(s): One or more of the investment divisions of the variable account, each of which invests in a particular fund portfolio.

Surrender charge: A contingent deferred issue and administration expense charge assessed against the policy value at the time of surrender during the first 15 years of the policy.

Valuation date: A normal business day, Monday through Friday, on which the New York Stock Exchange is open.

Valuation period: The interval commencing at the close of business on each valuation date and ending at the close of business on the next valuation date.

Variable account: IDS Life Variable Life Separate Account consisting of subaccounts, each of which invests in a particular mutual fund portfolio. The policy value in each subaccount depends on the performance of the particular portfolio.

Variable account value: The sum of the values that are allocated to the subaccounts of the variable account.

The policy in brief

The Flexible Premium Survivorship Variable Life Insurance Policy (the policy) is designed to provide insurance protection on two insureds and to build policy value. The policy provides a death benefit that is payable to the beneficiary upon the last surviving insured's death. The policy allows you, as the owner, to allocate your net premiums, or transfer policy value, to:

      The variable account, consisting of subaccounts, each of which invests in a mutual fund portfolio with a particular investment objective. You may direct premiums to any or all of six of these subaccounts. Your policy's value may increase or decrease daily, depending on the investment return. No minimum amount is guaranteed. (p. )

      The fixed account, which earns interest at rates that are adjusted periodically by IDS Life. This rate will never be lower than 4%. (p. )

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The fund: Six subaccounts of the variable account invest in IDS Life Series Fund, Inc., a series mutual fund for which IDS Life is investment manager. The fund includes Equity, Income, Money Market, Managed, Government Securities and International Equity portfolios. (p. )

Purchasing your policy: To apply, send a completed application and premium payment to IDS Life's home office. For your application to be accepted, you will need to provide medical and other evidence that the persons you propose to insure meet the requirements of our underwriting rules. (p. )

Right to examine policy: You may return your policy for any reason and receive a full refund of your premiums by mailing us the policy and a written request for cancellation within a specified period.
(p.  )

Premiums: In applying for your policy, you state how much you intend to pay, and whether you will pay quarterly, semiannually or annually. You may make additional unscheduled premium payments subject to certain limits. No premium payments can be made on or after the youngest insured's attained insurance age 100. We may refuse premiums in order to comply with the Code. (p. )

DBG-85: A feature of the policy guaranteeing that the policy will not lapse before the youngest insured's attained insurance age 85
(or 15 policy years, if later). This feature is in effect if you meet certain premium payment requirements. (p. )

DBG-100: A feature of the policy guaranteeing that the policy will not lapse before the youngest insured's attained insurance age 100. This feature is in effect if you meet certain premium payment requirements. (p. )

Minimum initial premium period: A period of time during the early years of the policy when the policy will not lapse even if the cash surrender value is less than the amount needed to pay the monthly deduction. This feature is in effect if you meet certain premium payment requirements. (p. )

Grace period: If the cash surrender value of your policy becomes less than the amount needed to pay the monthly deduction, and neither of the death benefit guarantees nor the minimum initial premium period is in effect, you will have 61 days to pay the premium needed so that the next three monthly deductions can be paid. If you don't, the policy will lapse. (p. )

Reinstatement: If your policy lapses, it can be reinstated within five years. The reinstatement is subject to certain conditions including evidence of insurability satisfactory to IDS Life and the payment of a sufficient premium. Neither the DBG-85 nor DBG-100 can be reinstated. (p. )

Loads, fees and charges: Your policy is subject to the following charges, which compensate IDS Life for administering and distributing the policy as well as paying policy benefits and assuming related risks:
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o Premium expense charge -- charge deducted from each premium payment to cover some distribution expenses, state and local premium taxes, and federal taxes. (p. )

o Monthly deduction -- charged against the value of your policy each month (prior to the youngest insured's attained insurance age
100), covering the cost of insurance, certain administrative expenses and optional insurance benefits. (p. )

o Surrender charge -- applies if you surrender your policy for its full cash value, or the policy lapses, during the first 15 years. The surrender charge is a deferred charge for costs of issuing the policy. It is based on the initial specified amount. (p. )

o Partial surrender fee -- applies if you surrender part of the value of your policy; equals $25 or 2% of the amount surrendered, whichever is less. (p. )

o Mortality and expense risk charge -- applies only to the subaccounts; equals, on an annual basis, 0.9% of the average daily net asset value of the subaccounts. (p. )

o Fund investment management fee -- applies only to the fund portfolios; equals, on an annual basis, 0.5% of the average daily net assets of the Money Market Portfolio, 0.95% of International Equity Portfolio and 0.7% of the average daily net assets of the other portfolios. (p. )

Proceeds payable upon death: Prior to the youngest insured's attained insurance age 100, your policy's death benefit can never be less than the specified amount, less outstanding indebtedness. The relationship between the policy value and the death benefit depends on which of two options you choose:

o Option 1 level amount: The death benefit is the greater of the specified amount or a percentage of policy value.

o Option 2 variable amount: The death benefit is the greater of the specified amount plus the policy value, or a percentage of policy value.

You may change the death benefit option or specified amount within certain limits; doing so will generally affect policy charges.

On or after the youngest insured's attained insurance age 100, the proceeds payable upon the death of the last surviving insured will be the cash surrender value.
(p.   )

Transfers between the fixed account and subaccounts: You may, at no charge, transfer policy value from one subaccount to another or between subaccounts and the fixed account. (Certain restrictions apply to transfers involving the fixed account.) We reserve the right to limit transfers to no more than five transfers per year by phone or mail. You can also arrange for automated transfers on a monthly, quarterly, semiannual or annual basis. (p. )

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Policy loans: You may borrow against your policy's cash surrender value. A policy loan, even if repaid, can have a permanent effect on the death benefit and policy value. A loan may also have tax consequences if your policy lapses or you surrender it. (p. )

Policy surrenders: You may cancel this policy while it is in force and receive its cash surrender value. The cash surrender value is the policy value minus indebtedness, minus any applicable surrender charges. (p. )

Exchange right: For two years after the policy is issued, you can exchange it for one that provides benefits that do not vary with the investment return of the subaccounts. Because the policy itself offers a fixed return option, all you need to do is transfer all of the policy value in the subaccounts to the fixed account. (p. )

Payment of policy proceeds: Proceeds will be paid when you surrender the policy or the last surviving insured dies. You or the beneficiary may choose whether payment is to be made in a lump sum or under one or more of certain options. (p. )

Federal taxes: The death benefit is not considered part of the beneficiary's income and thus is not subject to federal income taxes. Part or all of any proceeds received through full or partial surrender, lapse, policy loan or assignment of policy value may be subject to federal income tax as ordinary income. Proceeds other than death benefits from certain policies, classified as "modified endowments," are taxed differently from proceeds of conventional life insurance contracts and may also be subject to an additional 10% IRS penalty tax if you are younger than 59 1/2. A policy is considered to be a modified endowment if it was applied for or materially changed after June 21, 1988, and premiums paid in the early years exceed certain modified endowment limits. (p. )

The variable account

You can direct your premiums to any or all of six subaccounts of the variable account. These subaccounts invest in portfolios of IDS Life Series Fund, Inc.:

     Subaccount      invests exclusively in shares of
          U              Equity Portfolio
          V              Income Portfolio
          W              Money Market Portfolio
          X              Managed Portfolio
          Y              Government Securities Portfolio
          IL             International Equity Portfolio

The variable account was established on Oct. 16, 1985, under Minnesota law and is registered as a single unit investment trust under the Investment Company Act of 1940. Such registration does not involve any SEC supervision of the account's management or investment practices or policies. Subaccount IL was added to the variable account on October 28, 1994.

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The variable account meets the definition of a "separate account" under federal securities laws. Income, capital gains or capital losses of each subaccount are credited to or charged against the assets of that subaccount alone. No subaccount will be charged with liabilities of any other subaccount or of any other business conducted by IDS Life.

At all times IDS Life will maintain assets in the subaccounts with total market value at least equal to the reserves and other liabilities required to cover insurance benefits under all contracts participating in the subaccount.

The fund

IDS Life Series Fund, Inc., a Minnesota corporation, is a diversified, open-end management investment company incorporated on May 8, 1985. The International Equity portfolio was added to the fund on October 28, 1994. The fund now consists of six portfolios:

Equity Portfolio

Objective: capital appreciation. Invests primarily in common stocks listed on national securities exchanges and other securities convertible into common stock.

Income Portfolio

Objective: to maximize current income while attempting to conserve the value of the investment and to continue the high level of income for the longest period of time. At least 50% of net assets will normally be invested in high-quality, lower-risk corporate bonds, unrated corporate bonds believed to have the same investment qualities and government bonds. Other investments may include lower-rated corporate bonds, bonds and common stocks sold together as a unit, preferred stock and foreign securities.

Money Market Portfolio

Objective: to provide maximum current income consistent with liquidity and conservation of capital. Invests in relatively short-term money market securities, such as marketable debt securities issued or guaranteed as to principal and interest by the U.S. government or its agencies or instrumentalities, bank certificates of deposit, bankers' acceptances, letters of credit and high-grade commercial paper.

Managed Portfolio

Objective: to maximize total investment return through a combination of capital appreciation and current income. If the investment manager believes the stock market will be moving higher, it can emphasize stocks that offer potential for appreciation. At other times, the manager may increase the portfolio's holdings in bonds and money-market securities providing high current income.

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Government Securities Portfolio

Objective: to provide a high current return and safety of principal. Invests primarily in debt obligations issued or guaranteed as to principal and interest by the U.S. government, its agencies and instrumentalities.

International Equity Portfolio

Objective: capital appreciation. Invests primarily in common stocks of foreign issuers and foreign securities convertible into common stock. Other investments may include certain international bonds if the portfolio manager believes they have greater potential for capital appreciation than equities.

Portfolio objectives

Portfolio objectives can be changed only if holders of a majority of outstanding shares agree. Because portfolio investments are subject to the risk of changing economic conditions and the ability of the investment manager to anticipate such changes, there can be no guarantee that the investment objectives of a portfolio will be achieved.

Relationship between portfolios and subaccounts

Shares of each portfolio are sold to the appropriate subaccount at net asset value without a sales charge. Dividends and capital gain distributions from a portfolio are reinvested at net asset value without a sales charge and retained as an asset of the appropriate subaccount. Portfolio shares will be redeemed by the appropriate subaccount, without fee to the subaccount, to the extent necessary to make death benefit or other payments under the policy.

Portfolio shares are sold only to fund life insurance benefits under variable life insurance policies issued by IDS Life and IDS
Life Insurance Company of New York. Currently shares are sold only to:
     o the respective subaccounts of the variable account;
     o IDS Life Variable Account for Smith Barney;
     o IDS Life of New York Account 7; and
     o IDS Life of New York Account 8.

Also, there are additional subaccounts of the variable account, that fund other insurance policies issued by IDS Life and are not discussed here.

Shares may, in the future, be sold to other separate accounts to fund benefits of other variable life insurance policies and variable annuity contracts.

IDS Life acts as the investment manager of the fund and receives a fee for its services as described under "Loads, fees and charges." American Express Trust Company acts as custodian of the fund's investments.

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Detailed information about the fund, its investment objectives, policies and risks, and its separate investment portfolios may be found in its prospectus.

Diversification: The Internal Revenue Service (IRS) has issued final regulations relating to the diversification requirements under Section 817(h) of the Code. Each fund portfolio intends to comply with these requirements.

Ownership rules: The U.S. Treasury and the IRS have indicated they may provide additional guidance concerning how many subaccounts may be offered and how many exchanges among subaccounts may be allowed before the owner is considered to have investment control and thus is currently taxed on income earned within subaccount assets. We do not know at this time what the additional guidance will be or when action will be taken. We reserve the right to modify the policy, as necessary, to ensure that the owner will not be subject to current taxation as the owner of the subaccount assets.

Rates of return of the fund and subaccounts

This section presents actual rates of return, first for the six portfolios of the fund, and then for the six corresponding subaccounts. Rates of return are different in the two cases because those of the subaccounts reflect additional expenses. All expenses mentioned in the section are explained fully under "Loads, fees and charges."

Rates of return of fund portfolios

In the following table are average annual rates of return based on the actual investment performance of the fund portfolios after deduction of applicable portfolio expenses (including the investment management fees) for the periods indicated. These rates do not reflect expenses that apply to the subaccounts or the policy and therefore do not illustrate how actual investment performance will affect policy benefits. Moreover, these rates of return are not an estimate or guarantee of future performance.

          Period ending 6/30/95

Portfolio              1 year   3 years  5 years   Since inception*
Equity                 32.32%   19.12%   16.08%        13.48%
Income                 12.97     9.13    10.40          8.18
Money Market            4.88     3.51     4.37          5.56
Managed                15.23    12.94    12.99         13.17
Government Securities  11.42     7.76     9.21          7.62
International Equity     --       --       --          19.79

*The portfolios of the fund commenced operations on January 20, 1986. International Equity Portfolio commenced operations on
October 28, 1994.

PAGE 18
Rates of return of subaccounts

Average annual rates of return in the following table reflect all expenses incurred by the portfolios and charges against the subaccounts (including the mortality and expense risk charge). The rates do not reflect the premium expense charge, surrender charge or monthly deduction.

Subaccount    Investment                1 year      3 years    5 years    Since inception*
      U        Equity                   31.13%       18.05%     15.05%        11.32%
      V        Income                   11.94         8.15       9.41          7.91
      W        Money Market              3.97         2.60       3.45          4.56
      X        Managed                  13.98        11.86      11.99         11.49
      Y        Government Securities    10.43         6.80       8.23          7.47
     IL        International Equity       --           --         --          12.20

*The subaccounts commenced operations on June 17, 1987.  Subaccount IL investing in
International Equity portfolio commenced operations on October 28, 1994.

The fixed account

You can allocate premiums to the fixed account or transfer policy value from the subaccounts to the fixed account (with certain restrictions, explained in "Transfers between the fixed account and subaccounts").

The fixed account is the general investment account of IDS Life.
It includes all assets owned by IDS Life other than those in the variable account and other separate accounts. Subject to applicable law, IDS Life has sole discretion to decide how assets of the fixed account will be invested.

Placing policy value in the fixed account does not entitle you to share in the fixed account's investment experience, nor does it expose you to the account's investment risk. Instead, IDS Life guarantees that the policy value you place in the fixed account will accrue interest at an effective annual rate of at least 4%, independent of the actual investment experience of the account. IDS Life bears the full investment risk for amounts allocated to the fixed account.

IDS Life is not obligated to credit interest at any rate higher than 4%, although we may do so at our sole discretion.

Interest in excess of 4% will not be credited on any portion of policy value in the fixed account against which you have a policy loan outstanding.

Because of exemptive and exclusionary provisions, interests in the fixed account have not been registered under the Securities Act of 1933, and the fixed account has not been registered as an investment company under the Investment Company Act of 1940. Accordingly, neither the fixed account nor any interests in it are subject to the provisions of these Acts, and the staff of the SEC has not reviewed the disclosures in this prospectus relating to the fixed account. Disclosures regarding the fixed account may,

PAGE 19
however, be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses.

Purchasing your policy

Application

To apply for coverage, complete an application and send it with your premium payment to IDS Life's home office. In your application, you:

     o select a specified amount of insurance;
     o select a death benefit option;
     o designate a beneficiary; and
     o state how premiums are to be allocated among the fixed account and/or the subaccounts.

Insurability: Before issuing your policy, IDS Life requires satisfactory evidence of the insurability of the persons whose lives you propose to insure. Our underwriting department will review your application and any medical information or other data required to determine whether the proposed individuals are insurable under our underwriting rules. Your application may be declined if a person fails to meet the underwriting requirements and any premiums you have paid will be returned.

Age limit: IDS Life generally will not issue a policy to persons over the insurance age of 85. It may, however, do so at its sole discretion.

Risk classification: The risk classification for each insured is based on that insured's health, occupation or other relevant underwriting standards. This classification will affect the monthly deduction. (See "Loads, fees and charges" and "Optional insurance benefits.")

Other conditions: In addition to proving insurability, you and the insureds must also meet certain conditions, stated in the application form, before coverage will become effective and your policy is issued to you. The lives insured may be covered under the terms of a conditional insurance agreement prior to a policy being issued.

Incontestability: IDS Life will have two years from the effective date of your policy to contest the truth of statements or representations in your application. After the policy has been in force during the lifetimes of both insureds for two years from the policy date, IDS Life cannot contest the policy.

Right to examine policy

You may return your policy for any reason, and receive a full refund of all premiums paid. To do so you must mail or deliver the policy to IDS Life or your financial advisor, with a written request for cancellation, by the latest of:

     o the 10th day after you receive it (15th day in Colorado, 20th day in North Dakota);
     o the 10th day after IDS Life mails or personally delivers a written notice of withdrawal right (15th day in Colorado, 20th day in North Dakota); or
     o the 45th day after you sign your application.

On the date your request is postmarked or received, the policy will immediately be considered void from the start.

Premiums

Payment of premiums:

In applying for your policy, you decide how much you intend to pay and how often you will make payments. During the early policy years until the policy value is sufficient to cover the surrender charge, IDS Life requires that you pay the premiums sufficient to keep the DBG-85 in effect.

You may schedule payments annually, semiannually or quarterly.
(Payment at any other interval must be approved by IDS Life.) This premium schedule is shown in your policy.

The scheduled premium serves only as an indication of your intent as to the frequency and amount of future premium payments. You may skip scheduled premium payments at any time if your cash surrender value is sufficient to pay the monthly deduction, or if you have paid sufficient premium to keep the DBG-85, the DBG-100 or the minimum initial premium period in effect.

You may also change the amount and frequency of scheduled premium payments by written request. IDS Life reserves the right to limit the amount of such changes. Any change in the premium amount is subject to applicable tax laws and regulations.

Although you have flexibility in paying premiums, the amount and frequency of your payments will affect the policy value, cash surrender value and length of time your policy will remain in force, as well as affect whether the DBG-85, DBG-100 or the minimum initial premium period remain in effect.

Premium limitations:

You may make unscheduled premium payments at any time and in an amount of at least $50. IDS Life reserves the right to limit the number and amount of unscheduled premium payments.

No premium payments, scheduled or unscheduled, are allowed on or after the youngest insured's attained insurance age 100.

Also, in order to receive favorable tax treatment under the Code, premiums paid during the life of the policy must not exceed certain limitations. To comply with the Code, IDS Life can either refuse excess premiums as they are paid, or refund excess premiums with interest no later than 60 days after the end of the policy year in which they were paid.

PAGE 21
Allocation of premiums:

Until the policy date, we hold all premiums in the fixed account, and we credit interest on the net premiums (gross premiums minus premium expense charge) at the current fixed account rate. As of the policy date, we will allocate the net premiums plus accrued interest to the account(s) you have selected in your application. At that time, we will begin to assess the various loads, fees, charges and expenses.

Any amount allocated to a subaccount is converted into accumulation units of that subaccount, as explained under "Policy value."
Similarly, when transferring value between subaccounts, accumulation units in one subaccount are converted into a cash value, which is then converted into accumulation units of the second subaccount.

Keeping the policy in force

This section includes a description of the policy provisions that determine if the policy will remain in force or lapse (terminate). It is important that you understand them so the appropriate premium payments are made to ensure that insurance coverage meets your objectives.

If you wish to have a guarantee that the policy will remain in force until the youngest insured's attained insurance age 100 regardless of investment performance, you should pay at least the DBG-100 premiums.

If you wish to pay a lower premium and are satisfied to have a guarantee that the policy will remain in force until the youngest insured's attained insurance age 85 (or 15 policy years, if later) regardless of investment performance, you should pay at least the DBG-85 premiums.

If you wish to pay yet a lower premium and are not concerned with a long-term guarantee that the policy will remain in force regardless of investment performance, you can pay premiums so that the cash surrender value on each monthly date is sufficient to pay the monthly deduction. However, during the minimum initial premium period, you must pay at least the minimum initial premium until the policy value is greater than the surrender charge and the cash surrender value is sufficient to pay the monthly deduction. At that time you may be able to reduce your premiums as long as the cash surrender value continues to be sufficient to pay the monthly deduction.

Death benefit guarantee to age 85

The DBG-85 provides that your policy will remain in force until the youngest insured reaches attained insurance age 85 (or 15 policy years, if later) even if the cash surrender value is insufficient to pay the monthly deduction. The DBG-85 will remain in effect, as long as:

      the sum of premiums paid minus partial surrenders minus outstanding indebtedness equals or exceeds

      the DBG-85 premiums due since the policy date.

The DBG-85 premium is shown in the policy.

If, on a monthly date, you have not paid enough premiums to keep the DBG-85 in effect, an additional period of 61 days will be allowed for you to pay a premium sufficient to bring your total up to the required minimum. If you do not pay this amount within 61 days, the DBG-85 will terminate. Your policy will also lapse (terminate) if the cash surrender value is less than the amount needed to pay the monthly deduction and the minimum initial premium period is not in effect. Although the policy can be reinstated as explained below, the DBG-85 cannot be reinstated.

Death benefit guarantee to age 100

The DBG-100 provides that your policy will remain in force until the youngest insured's attained insurance age 100 even if the cash surrender value is insufficient to pay the monthly deduction. The DBG-100 will remain in effect, as long as:

      the sum of premiums paid minus partial surrenders minus outstanding indebtedness equals or exceeds

      the DBG-100 premiums due since the policy date.

The DBG-100 premium is shown in the policy.

If, on a monthly date, you have not paid enough premiums to keep the DBG-100 in effect, an additional period of 61 days will be allowed for you to pay a premium sufficient to bring your total up to the required minimum. If you do not pay this amount within 61 days, the DBG-100 will terminate. If you have paid sufficient premium, the DBG-85 will be in effect. If the DBG-85 and DBG-100 are not in effect, your policy will lapse (terminate) if the cash surrender value is less than the amount needed to pay the monthly deduction and the minimum initial premium period is not in effect. Although the policy can be reinstated as explained below, the DBG-100 cannot be reinstated.

Minimum initial premium period

To allow you the opportunity to increase your policy value gradually so that the cash surrender value is sufficient to pay the monthly deduction, you may choose to pay only the minimum initial premium during the minimum initial premium period as long as the policy value minus indebtedness equals or exceeds the monthly deduction. The policy will not enter the grace period during the minimum initial premium period as shown in your policy under "Policy Data," if:

PAGE 23
1. on a monthly date, the policy value minus indebtedness equals or exceeds the monthly deduction for the policy month following such monthly date; and
2. the sum of all premiums paid, minus any partial surrenders, and minus any indebtedness equals or exceeds the minimum initial premium, as shown in your policy under "Policy Data," times the number of months since the policy date, including the current month.

The minimum initial period is

      4 years if the youngest insured's insurance age is 20-29
      3 years if the youngest insured's insurance age is 30-39
      2 years if the youngest insured's insurance age is 40-49
      1 year  if the youngest insured's insurance age is 50 and over

Grace period

If the cash surrender value of the policy becomes less than that needed to pay the monthly deduction and neither of the death benefit guarantees nor the minimum initial premium period is in effect, you will have 61 days to pay the required premium amount. If the required premium is not paid, the policy will lapse.

IDS Life will mail a notice to your last known address, requesting payment of the premium needed so that the next three monthly deductions can be made. If we receive this premium before the end of the 61-day grace period, we will use the payment to pay all monthly deductions and any other charges then due. Any balance will be added to the policy value and allocated in the same manner as other premium payments.

If a policy lapses with outstanding indebtedness, any excess of the outstanding indebtedness over the premium paid generally will be taxable to the owner (See "Federal taxes"). If the last surviving insured dies during the grace period, any overdue monthly deductions will be deducted from the death benefit.

Reinstatement

Your policy may be reinstated within five years after it lapses, unless you surrendered it for cash. To reinstate, IDS Life will require:

     o a written request;

     o evidence satisfactory to IDS Life that both insureds remain insurable or evidence for the last surviving insured and due proof that the first death occurred before the date of lapse;

     o payment of a premium that will keep the policy in force for at least three months (one month in Virginia);

     o payment of the monthly deductions that were not collected during the grace period; and
PAGE 24
     o payment or reinstatement of any indebtedness.

The effective date of a reinstated policy will be the monthly date on or next following the day IDS Life accepts your application for reinstatement. The suicide period (see "Proceeds payable upon death") will apply from the effective date of reinstatement (except in Georgia, Oklahoma, Tennessee, Utah and Virginia). Surrender charges will also be reinstated.

IDS Life will have two years from the effective date of reinstatement (except in Virginia) to contest the truth of statements or representations in the reinstatement application.

Loads, fees and charges

Policy charges compensate IDS Life for:

     o providing the insurance benefits of the policy;
     o administering the policy;
     o assuming certain risks in connection with the policy; and
     o distributing the policy.

Some of these charges are deducted from your premium payments. Others are deducted periodically from your policy value in the fixed account and/or subaccounts. You may also be assessed a charge if you surrender your policy or the policy lapses.

Premium expense charge

We deduct this charge from each premium payment. The amount remaining after the deduction, called the net premium, is credited to the account(s) you have selected. The premium expense charge has three parts:

Sales charge: 7.25% of all premiums paid.  Partially compensates
IDS Life for expenses in distributing the policy, including agents' commissions, advertising and printing of prospectuses and sales literature.

Premium tax charge: 2.5% of each premium payment.  Compensates
IDS Life for paying taxes imposed by certain states and governmental subdivisions on premiums received by insurance companies. All policies in all states are charged the average rate of 2.5% even though state premium taxes vary from 2.0% to 3.5%. This 2.5% rate may be different than the actual premium tax IDS Life expects to pay in your state.

Federal tax charge: 1.25% of each premium payment. Compensates IDS Life for paying Federal taxes resulting from the sale of the policy and is a reasonable charge in relation to IDS Life's federal tax burden. IDS Life reserves the right to change the amount of this charge (except in Oregon) if applicable federal law changes IDS Life's federal tax burden.

PAGE 25
Monthly deduction

On each monthly date we deduct from the value of your policy in the fixed account and/or subaccounts an amount equal to the sum of:

     1.     the cost of insurance for the policy month;
     2.     the policy fee shown in your policy; and
     3. charges for any optional insurance benefits provided by rider for the policy month.

Each of the three components is explained below.

You specify, in your policy application, what percentage of the monthly deduction from 0% to 100% will be taken from the fixed account and from each of the subaccounts. You may change these percentages for future monthly deductions by written request.

Monthly deductions will be taken from the fixed account and the subaccounts on a pro rata basis if:

     o you do not specify the accounts from which the monthly deduction is to be taken;
     o the value in the fixed account or any subaccount is insufficient to pay the portion of the monthly deduction you have specified; or
     o you purchased the policy in Texas.

If the cash surrender value of your policy is not enough to pay the monthly deduction on a monthly anniversary, the policy may lapse. However, the policy will not lapse if the DBG-85, DBG-100 or the minimum initial premium period is in effect. (See "Death benefit guarantee to age 85, Death benefit guarantee to age 100, Minimum initial premium period"; also "Grace period" and "Reinstatement").

Components of the monthly deduction:

1. Cost of insurance: the cost providing the death benefit under your policy.

The cost of insurance for a policy month is calculated as:

                    [a x (b - c)] + d

where:

(a) is the monthly cost of insurance rate based on each insureds insurance age, duration of coverage, sex (unless unisex rates are required by law) and risk classification. Generally the cost of insurance rate will increase as the attained insurance age of each insured increases.

Rates are set by IDS Life, based on its expectations as to future mortality experience. We may change the rates from time to time; any change will apply to all individuals of the same risk classification. However, rates will not exceed the Guaranteed PAGE 26
Maximum Cost of Insurance Rates shown in your policy, which are based on the 1980 Commissioners Standard Ordinary Smoker or Nonsmoker Mortality Tables, Age Last Birthday.

(b) is the death benefit on the monthly date divided by 1.0032737
(which reduces IDS Life's net amount at risk, solely for computing the cost of insurance, by taking into account assumed monthly earnings at an annual rate of 4%);

(c) is the policy value on the monthly date. At this point, the policy value has been reduced by the policy fee and any charges for optional riders;

(d) is any flat extra insurance charges assessed as a result of special underwriting considerations.

2. Policy fee: $30 per month for the first 15 policy years. This charge reimburses IDS Life for expenses of administering the policy, such as processing claims, maintaining records, making policy changes and communicating with owners. IDS Life does not expect to make any profit on this charge. We reserve the right to change the charge in the future, but guarantee that it will never exceed $30 per month.

3. Optional insurance benefit charges: charges for any optional benefits added to the policy by rider. See "Optional insurance benefits."

Surrender charge

If you surrender your policy or the policy lapses during the first 15 policy years a surrender charge will be assessed. The surrender charge is a contingent deferred issue and administration expense charge. It reimburses IDS Life for costs of issuing the policy, such as processing the application (primarily underwriting) and setting up computer records. IDS Life does not expect to make a profit on this charge. This charge is $4 per thousand dollars of initial specified amount. It remains level during the first five policy years and then decreases monthly until it is zero at the end of 15 policy years.

Partial surrender fee

If you surrender part of the value of your policy, you will be charged $25 (or 2% of the amount surrendered, if less). This fee is guaranteed not to increase for the duration of your policy. IDS Life does not expect to make a profit on this fee.

Mortality and expense risk charge

This charge applies only to the subaccounts and not to the fixed account. It is equal, on an annual basis, to 0.9% of the daily net asset value of the subaccounts -- a level guaranteed for the life of the policy. Computed daily, the charge compensates IDS Life for:

PAGE 27
    o Mortality risk -- the risk that the cost of insurance charge will be insufficient to meet actual claims.

    o Expense risk -- the risk that the policy fee and the contingent deferred issue and administration expense charge (described above) may be insufficient to cover the cost of administering the policy.

IDS Life may profit from the mortality and expense risk charge. Any such profit would be available to IDS Life for any proper corporate purpose including, among others, payment of sales and distribution expenses, which we do not expect to be covered by the sales charge discussed earlier. Any further deficit will have to be made up from IDS Life's general assets.

Fund investment management fee

IDS Life receives a fee for its services as investment manager of the fund. The fund also reimburses IDS Life for certain nonadvisory expenses, such as custodian and trustee fees, registration fees for shares, postage, fidelity and security bond costs, legal fees and other miscellaneous fees and charges.

This fee is deducted from the fund portfolios daily and paid to IDS
Life monthly.

The investment management fee equals, on an annual basis:

     o Money Market Portfolio -- 0.5% of aggregate average daily net assets
     o Equity, Income, Managed and Government Securities Portfolios -- 0.7% of aggregate average daily net assets
     o International Equity Portfolio -- 0.95% of aggregate average daily net assets

Other information on charges

IDS Life may reduce or eliminate various fees and charges when we incur lower sales costs and/or perform fewer administrative services than usual.

Policy value

The value of your policy is the sum of values in the fixed account and each subaccount of the variable account.

Fixed account value

The value in the fixed account on the policy date (when the policy is issued) equals the portion of your initial net premium that you have allocated to the fixed account, plus interest accrued before the policy date, minus the portion of the monthly deduction for the first policy month that you have allocated to the fixed account.

On any later date, the value in the fixed account equals:

PAGE 28
     o the value on the previous monthly date; plus
     o net premiums allocated to the fixed account since the last monthly date; plus
     o any transfers to the fixed account from the subaccounts, including loan transfers, since the last monthly date; plus
     o accrued interest on all of the above; minus
     o any transfers from the fixed account to the subaccounts, including loan repayment transfers, since the last monthly date; minus
     o any partial surrenders or partial surrender fees allocated to the fixed account since the last monthly date; minus
     o interest on any transfers or partial surrenders, from the date of the transfer or surrender to the date of calculation; minus
     o any portion of the monthly deduction for the coming month that is allocated to the fixed account if the date of calculation is a monthly date.

Subaccount values

The value in each subaccount changes daily, depending on the investment performance of the fund portfolio in which that subaccount invests and on other factors detailed below. There is no guaranteed minimum subaccount value. You, as owner, bear the entire investment risk.

Calculation of subaccount value: The value in each subaccount on the policy date equals the portion of your initial net premium allocated to that subaccount plus interest accrued before the policy date, minus the portion of the monthly deduction for the first policy month that you have allocated to that subaccount. The value of each subaccount on each subsequent valuation date equals:

o the value of the subaccount on the preceding valuation date, multiplied by the net investment factor for the current valuation period (explained below); plus
o net premiums received and allocated to the subaccount during the current valuation period; plus
o any transfers to the subaccount (from the fixed account or other subaccounts, including loan repayment transfers) during the period; minus
o any transfers from the subaccount including loan transfers during the current valuation period; minus
o any partial surrenders and partial surrender fees allocated to the subaccount during the period; minus
o any portion of the monthly deduction allocated to the subaccount during the period.

The net investment factor measures the investment performance of a subaccount from one valuation period to the next. Because performance may fluctuate, the value of a subaccount may increase or decrease from day to day.

Accumulation units: The policy value allocated to each subaccount is converted into accumulation units. Each time you direct a premium payment or transfer policy value into one of the
PAGE 29
subaccounts, a certain number of accumulation units are credited to your policy for that subaccount. Conversely, each time you take a partial surrender or transfer value out of a subaccount, a certain number of accumulation units are subtracted.

Accumulation units are the true measure of investment value in each subaccount. For subaccounts investing in the fund portfolios, they're related to, but not the same as, the net asset value of the corresponding fund portfolio. The dollar value of each accumulation unit can rise or fall daily, depending on the investment performance of the underlying fund portfolio and on certain charges. Here's how unit values are calculated:

Number of units: To calculate the number of units for a particular subaccount, we divide your investment (net premium or transfer amount) by the current accumulation unit value.

Accumulation unit value: The current value for each subaccount equals the last value times the current net investment factor.

Net investment factor: Determined at the end of each valuation period, this factor equals (a divided by b) - c, where:

(a) equals:

o net asset value per share of the portfolio; plus

o per-share amount of any dividend or capital gain distribution made by the relevant fund portfolio to the subaccount; plus

o any credit or minus any charge for reserves to cover any tax liability resulting from the investment operations of the subaccount.

(b) equals:

o net asset value per share of the portfolio at the end of the preceding valuation period; plus

o any credit or minus any charge for reserves to cover any tax liability in the preceding valuation period.

(c) is a percentage factor representing the mortality and expense risk charge, as described in "Loads, fees and charges," above.

Factors that affect subaccount accumulation units:

Accumulation units may change in two ways; in number and in value. Here are the factors that influence those changes:

The number of accumulation units you own may fluctuate due to:

o additional purchase payments allocated to the subaccounts;
o transfers into or out of the subaccount(s);
o partial surrenders and partial surrender fees;
o surrender charges; and/or
o monthly deductions
PAGE 30
Accumulation unit values may fluctuate due to:

o changes in underlying fund portfolio(s) net asset value;
o dividends distributed to the subaccount(s);
o capital gains or losses of underlying fund portfolios;
o fund portfolio operating expenses; and/or
o mortality and expense risk fees.

Proceeds payable upon death

We will pay a benefit to the beneficiary of the policy when the last surviving insured dies. If that death is prior to the youngest insured's attained insurance age 100, the amount payable is based on the specified amount and death benefit option you have selected, as described below, less any indebtedness.

If the last surviving insured's death is on or after the youngest insured's attained insurance age 100, the amount payable is the cash surrender value.

Option 1 (level amount): Under this option, the policy's value is part of the specified amount. The Option 1 death benefit is the greater of:

     o the specified amount on the date of the last surviving insured's death; or

     o the applicable percentage of the policy value on the date of the last surviving insured's death, if that death occurs on a valuation date, or on the next valuation date following the date of death. (See table below.)

Youngest insured's attained insurance age in the table below refers to the youngest life insured or the age such person would have reached.

                   Applicable percentage table

Youngest           Applicable        Youngest         Applicable
Insured's          percentage of     Insured's        percentage of
attained           policy            attained         policy
insurance          value             insurance        value
age                                  age

40 or younger      250%                 61             128%
    41             243                  62             126
    42             236                  63             124
    43             229                  64             122
    44             222                  65             120
    45             215                  66             119
    46             209                  67             118
    47             203                  68             117
    48             197                  69             116
    49             191                  70             115
    50             185                  71             113
    51             178                  72             111
PAGE 31
    52             171                  73             109
    53             164                  74             107
    54             157                  75-95          105
    55             150                  96             104
    56             146                  97             103
    57             142                  98             102
    58             138                  99             101
    59             134                  100            100
    60             130

The percentage is designed to ensure that the policy meets the provisions of Federal tax law, which require a minimum death benefit in relation to policy value for your policy to qualify as life insurance.

Option 2 (variable amount): Under this option, the policy value is added to the specified amount. The Option 2 death benefit is the greater of:

     o the policy value plus the specified amount; or
     o the applicable percentage of policy value on the date of the last surviving insured's death, if that death occurs on a valuation date, or on the next valuation date following the date of death. (See table above.)

Examples:                         Option 1            Option 2

specified amount                  $1,000,000          $1,000,000
policy value                      $50,000             $50,000
death benefit                     $1,000,000          $1,050,000
policy value increases to         $80,000             $80,000
death benefit                     $1,000,000          $1,080,000
policy value decreases to         $30,000             $30,000
death benefit                     $1,000,000          $1,030,000

If you want to have premium payments and favorable investment performance reflected partly in the form of an increasing death benefit, you should consider Option 2. If you are satisfied with the specified amount of insurance protection and prefer to have premium payments and favorable investment performance reflected to the maximum extent in the policy value, you should consider Option
1. Under Option 1, the cost of insurance is lower because IDS Life's net amount at risk is generally lower; for this reason the monthly deduction is less, and a larger portion of your premiums and investment returns is retained in the policy value.

Change in death benefit option

You may make a written request to change the death benefit option once per policy year. A change in the death benefit option also will change the specified amount. You do not need to provide additional evidence of insurability.

If you change from Option 1 to Option 2: The specified amount will decrease by an amount equal to the policy value on the effective date of the change. You cannot change from Option 1 to Option 2 if PAGE 32 the resulting specified amount would fall below the minimum specified amount shown in policy.

If you change from Option 2 to Option 1: The specified amount will increase by an amount equal to the policy value on the effective date of the change.

An increase or decrease in specified amount resulting from a change in the death benefit option will affect the monthly deduction because the cost of insurance charge depends on the specified amount. The charge for certain optional insurance benefits may also change. The surrender charge, however, will not be affected.

Changes in specified amount

Subject to certain limitations, you may make a written request to decrease the specified amount once each policy year after the first. Decreases in specified amount may have tax implications, discussed in the section "Modified endowment contracts" under "Federal taxes."

Decreases: Any decrease in specified amount will take effect on the monthly anniversary on or next following our receipt of your written request. The specified amount remaining after the decrease may not be less than the minimum specified amount shown in the policy. If, following a decrease in specified amount, the policy would no longer qualify as life insurance under federal tax law, the decrease may be limited to the extent necessary to meet these requirements.

A decrease in specified amount will affect your costs as follows:

     o Your monthly deduction will decrease because the cost of insurance charge depends on the specified amount.
     o Charges for certain optional insurance benefits may decrease.
     o The surrender charge will not change.

Increases: Increases in specified amount are not permitted. If you wish to purchase additional insurance, you should purchase an additional policy. Currently, we do not charge the policy fee for the additional policy.

No surrender charge is imposed when you request a decrease in the specified amount.

Misstatement of age or sex

If an insured's age or sex has been misstated, the proceeds payable upon the last surviving insured's death will be:

    o       the policy value on the date of death; plus
    o the amount of insurance that would have been purchased by the cost of insurance deducted for the policy month during which death occurred, if that cost had been calculated using rates for the correct age and sex; minus
PAGE 33
    o the amount of any outstanding indebtedness on the date of death.

Suicide

If either of the insureds dies by suicide while sane or insane within two years from the policy date, the only amount payable will be the premiums paid, minus the amount of any outstanding indebtedness. The policy will terminate as of the date of the first death by suicide.

In Colorado and North Dakota, the suicide period is shortened to one year. In Missouri, IDS Life must prove that the insured intended to commit suicide at the time he or she applied for coverage.

Beneficiary

Initially the beneficiary will be the person you designate in your application for the policy. You may change the beneficiary by giving written notice to IDS Life, subject to requirements and restrictions stated in the policy. If you do not designate a beneficiary, or if the designated beneficiary dies before the last surviving insured, the beneficiary will be you or your estate.

Transfers between the fixed account and subaccounts

You may transfer policy values from one subaccount to another or between subaccounts and the fixed account. For most transfers, if we receive your request before the close of business, we will process it that day. Requests received after the close of business will be processed the next business day. There is no charge for transfers. Before transferring policy value, you should consider the risks involved in switching investments.

We may suspend or modify the transfer privilege at any time.
Transfers involving the fixed account are subject to the restrictions below.

Fixed account transfer policies

o Transfers from the fixed account must be made during a 30-day period starting on a policy anniversary, except for automated transfers, which can be set up for monthly, quarterly or semiannual transfer periods.

o If we receive your request to transfer funds from the fixed account within 30 days before the policy anniversary, the transfer will become effective on the anniversary.

o If we receive your request on or within 30 days after the policy anniversary, the transfer will be effective on the day we receive it.

o We will not accept requests for transfers from the fixed account at any other time.

PAGE 34
o If you have made a transfer from the fixed account to one or more subaccounts, you may not make a transfer from any subaccount back to the fixed account until the next policy anniversary. We will waive this limitation once during the first two policy years if you exercise the policy's right to exchange provision. See "Exchange right."

Minimum transfer amounts

From a subaccount to another subaccount or the fixed account: For mail and phone transfers, $250 or the entire subaccount balance, whichever is less. For automated transfers, $50.

From the fixed account to a subaccount: $250 or the entire fixed account balance minus any outstanding indebtedness, whichever is less. For automated transfers, $50.

Maximum transfer amounts

From a subaccount to another subaccount or the fixed account: None.

From the fixed account to a subaccount: Entire fixed account balance minus any outstanding indebtedness.

Maximum number of transfers per year

We reserve the right to limit mail and telephone transfers to five per policy year. Twelve automated transfers per policy year are allowed.

Two ways to request a transfer, loan or surrender

Provide your name, policy number, Social Security Number or Taxpayer Identification Number when you request a transfer, loan or partial surrender.

1  By letter

Regular mail:

IDS Life Insurance Company
P.O. Box 499
Minneapolis MN 55440-0499

Express mail:

IDS Life Insurance Company
733 Marquette Ave.
Minneapolis MN 55402

2 By phone

Call between 7 a.m. and 6 p.m. Central Time:
1-800-437-0602 (toll free) or
(612) 671-4738 (Minneapolis/St. Paul area)

PAGE 35
TTY service for the hearing impaired:
1-800-285-8846 (toll free)

o We answer phone requests promptly, but you may experience delays when call volume is unusually high. If you are unable to get through, use mail procedure as an alternative.

o We will honor any telephone transfer, loan or partial surrender requests believed to be authentic and will use reasonable procedures to confirm that they are. These include asking identifying questions and tape recording calls. As long as the procedures are followed, neither IDS Life nor its affiliates will be liable for any loss resulting from fraudulent requests.

o Telephone transfers, loans and partial surrenders are automatically available. You may request that telephone transfers, loans and partial surrenders not be authorized from your account by writing IDS Life.

Automated transfers

In addition to written and phone requests, you can arrange to have policy value transferred from one account to another automatically. Your financial advisor can help you set up an automated transfer.

Automated transfer policies:

o Minimum automated transfer: $50

o Frequency: monthly, quarterly, semiannually or annually

o Only one automated transfer arrangement can be in effect at any time. Policy values may be transferred to one or more subaccounts and the fixed account but can be transferred from only one account.

o You can start or stop this service by written request. You must allow seven days for us to change any instructions that are currently in place.

o Automated transfers from the fixed account may not exceed an amount that, if continued, would deplete the fixed account within 12 months.

o If you have made a transfer from the fixed account to one or more subaccounts, you may not make a transfer from any subaccount back to the fixed account until the next policy anniversary.

o If your request is submitted with an application for a policy, it will not take effect until the policy is issued.

o If the value of the account from which policy value is being transferred is less than the $50 minimum, the transfer arrangement will automatically be stopped.

o Automated transfers are subject to all other policy provisions and terms including provisions relating to the transfer of money between the fixed account and the subaccounts.
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Automated dollar-cost averaging

You can use automated transfers to take advantage of dollar-cost averaging -- investing a fixed amount at regular intervals. For example, you might have a set amount transferred monthly from a relatively conservative subaccount to a more aggressive one, or to several others.

This systematic approach can help you benefit from fluctuations in accumulation unit value, caused by fluctuations in the market value(s) of the underlying fund portfolio. Since you invest the same amount each period, you automatically acquire more units when the market value falls, fewer units when it rises. The potential effect is to lower your average cost per unit.

How dollar-cost averaging works

          Amount    Accumulation   Number of units
Month     invested  unit value     purchased

Jan       $100          $20         5.00
Feb        100           16         6.25
Mar        100            9        11.25
Apr        100            5        20.00
May        100            7        14.29
June       100           10        10.00
July       100           15         6.67
Aug        100           20         5.00
Sept       100           17         5.88
Oct        100           12         8.33

(footnotes to table) By investing an equal number of dollars each month...

(arrow in table pointing to April) you automatically buy more units when the per unit market price is low.

(arrow in table pointing to August) and fewer units when the per unit market price is high.

You have paid an average price of only $10.81 per unit over the 10 months, while the average market price actually was $13.10.

Dollar-cost averaging does not guarantee that any subaccount will gain in value, nor will it protect against a decline in value if market prices fall. However, if you can continue to invest regularly throughout changing market conditions, it can be an effective strategy to help meet your long-term goals.

Policy loans

You may borrow against your policy by written or telephone request. (See chart under "Transfers between the fixed account and subaccounts" for address and phone numbers for your requests.) A loan request received before close of business will be processed the same day. A request received after close of business will be PAGE 37 processed the following business day. (Loans by telephone are limited to $50,000.)

Interest rate: The interest rate for policy loans is 6% per year.
After the policy's 10th anniversary we expect to reduce the loan interest rate to 4% per year. Interest is charged daily and due at the end of the policy year.

Minimum loan: $500 ($200 for Connecticut residents) or the remaining loan value, whichever is less.

Maximum loan:

     o In Texas, 100% of the policy value in the fixed account, minus a pro rata portion of surrender charges.
     o In Virginia, 90% of the policy value minus surrender charges.
     o In Alabama, 100% of the policy value minus surrender charges.
     o In all other states, 85% of the policy value minus surrender charges.

We will compute the maximum loan value as of the end of the valuation period during which we receive your loan request. The amount available at any time for a new loan is the maximum loan value less any existing indebtedness. In doing so, we reserve the right to deduct from the loan value interest for the period until the next policy anniversary and monthly deductions that will be taken until the next policy anniversary.

Payment of loaned funds: Generally, we will pay loans within seven days after we receive your request (with certain exceptions -- see "Deferral of payments," under "Payment of policy proceeds").

Allocation of loans to accounts: If you do not specify whether the loan is to come from the fixed account or the subaccounts, it will be made from the subaccounts and the fixed account in proportion to their values, minus indebtedness. When a loan is made from a subaccount, accumulation units are redeemed and the proceeds transferred into the fixed account. We will credit the policy value loaned with 4% annual interest.

Repayments: Loan repayments will be allocated to subaccounts and/or the fixed account using the premium allocation percentages in effect unless you tell us otherwise. Repayments must be in amounts of at least $50.

Overdue interest: If accrued interest is not paid when due, we will increase the amount of indebtedness in the fixed account to cover the amount due. Interest added to a policy loan will be charged the same interest rate as the loan itself. We will take such interest from the fixed account and/or subaccounts, using the monthly deduction allocation percentages. If the value in the fixed account or any subaccount is not enough to pay the interest so allocated, all of the interest will be taken from all of the accounts in proportion to their value, minus indebtedness. PAGE 38
Effects of policy loans: If you do not repay your loan, it will reduce the death benefit and policy value. Even if you do repay it, your loan can have a permanent effect on death benefits and policy values, because money borrowed against the subaccounts will not share in the investment results of the relevant portfolio(s).
A loan may terminate the DBG-85, the DBG-100 or the minimum initial premium period. The loan amount is deducted from total premiums paid, which may reduce the total below the level required to keep the DBG-85, the DBG-100 or the minimum initial premium period in effect.

Taxes: If your policy lapses or you surrender it with an outstanding indebtedness, and the amount of outstanding indebtedness plus the cash surrender value is more than the sum of premiums you paid, you will generally be liable for taxes on the excess. (See "Federal taxes.")

Policy surrenders

You may surrender your policy in full or in part by written or telephone request. (See chart under "Transfers between the fixed account and subaccounts.") A surrender request received before close of business will be processed the same day. A request received after close of business will be processed the following business day. We may require that you return your policy.

We will normally process your payment within seven days; however, we reserve the right to defer payment (see "Deferral of payments," under "Payment of policy proceeds").

Total surrenders: If you surrender your policy totally, you receive its cash surrender value -- the policy value minus outstanding indebtedness and applicable surrender charges (see "Loads, fees and charges). We will compute the value of each subaccount as of the end of the valuation period during which your request is received.

Partial surrenders: After the first policy year, you may surrender any amount from $500 up to 85% of the policy's cash surrender value. (Partial surrenders by telephone are limited to $50,000.) You will be charged a partial surrender fee, described under "Loads, fees and charges."

Allocation of partial surrenders: Unless you specify otherwise, IDS Life will make partial surrenders from the fixed account and subaccounts in proportion to their values at the end of the valuation period during which your request is received. In determining these proportions, we first subtract the amount of any outstanding indebtedness from the fixed account value.

Effects of partial surrenders:

o The policy value will be reduced by the amount of the partial surrender and fee.

PAGE 39
o The death benefit will be reduced by the amount of the partial surrender and fee, or, if the death benefit is based on the applicable percentage of policy value, by an amount equal to the applicable percentage times the amount of the partial surrender.

o A partial surrender may terminate the DBG-85, the DBG-100 or the minimum initial premium period. The surrender amount is deducted from total premiums paid, which may reduce the total below the level required to keep the DBG-85, the DBG-100 or the minimum initial premium period in effect.

o If Option 1 is in effect, the specified amount will be reduced by the amount of the partial surrender and fee.

Because they reduce the specified amount, partial surrenders may affect the cost of insurance. IDS Life will not allow a partial surrender if it would reduce the specified amount below the required minimum. (See "Decreases" under "Proceeds payable upon death.")

o If Option 2 is in effect, a partial surrender does not affect the specified amount.

Taxes: Upon surrender, you will generally be liable for taxes on any excess of the cash surrender value plus outstanding indebtedness over the premium paid. (See "Federal taxes.")

Exchange right

For two years after the policy is issued, you can exchange it for one that provides benefits that do not vary with the investment return of the subaccounts. Because the policy itself offers a fixed return option, all you need to do is transfer all of the policy value in the subaccounts to the fixed account. We will automatically credit all future premium payments to the fixed account unless you request a different allocation.

Such transfer will not count against the five-transfers-per-year limit. Also, any restrictions on transfers into the fixed account will be waived.

There will be no effect on the policy's death benefit, specified amount, net amount at risk, risk classification(s) or issue age.
Only the method of funding the policy value will be affected.

Optional insurance benefits

You may choose to add the following benefits to your policy at an additional cost, in the form of riders (if certain requirements are met). More detailed information on these benefits are in your policy.

Four-Year Term Insurance Rider (FYT): FYT provides four-year term insurance. An additional death benefit is paid if both insureds die during the first 4 years of the policy.
PAGE 40

Policy Split Option Rider (PSO): PSO permits a policy to be split into two individual permanent plans of life insurance then offered by IDS Life for exchange, one on the life of each insured, upon the occurrence of a divorce of the insureds or certain changes in federal estate tax law. (See "Federal taxes".)

Payment of policy proceeds

Proceeds will be paid when:

        o you surrender the policy; or
        o the last surviving insured dies.

All proceeds will be paid by check. We will compute the amount of the death benefit and pay it in a single sum unless you select one of the payment options below. We will pay interest at a rate not less than 4% per year (8% in Arkansas, 11% in Florida) on single sum death proceeds, from the date of the last surviving insured's death to the settlement date (the date on which proceeds are paid in a lump sum or first placed under a payment option).

Payment options:

During an insured's lifetime, you may request in writing that we pay policy proceeds under one or more of the three payment options below. (The beneficiary may also select a payment option, unless you say that he or she can't.) You decide how much of the proceeds will be placed under each option (minimum: $5,000). Any such amount will be transferred to IDS Life's general account. Unless we agree otherwise, payments under all options must be made to a natural person.

You may also, by written request, change a prior choice of payment option or elect a payment option other than the three below, if we agree.

If you elect a payment option for pre-death proceeds, payments under this option may be subject to federal income tax as ordinary income. If you elect Option A, the full pre-death proceeds will be taxed as a full surrender as described in "Taxation of policy proceeds" and may also be subject to an additional 10% penalty tax if the policy is a modified endowment. The interest paid under Option A will be ordinary income subject to income tax in the year earned. The interest payments will not be subject to the 10% penalty tax.

If you elect Option B or Option C for payment of pre-death proceeds, any indebtedness at the time of election will be taxed as a partial surrender as described in "Taxation of policy proceeds" and may also be subject to an additional 10% penalty tax if the policy is a modified endowment. The remainder of the proceeds will be used to make payments under the option elected. A portion of each payment will be taxed as ordinary income and a portion of each payment will be considered a return of the investment in the policy and will not be taxed. An owner's investment in the policy is described in "Taxation of policy proceeds." All payments made PAGE 41 after the investment in the policy is fully recovered will be subject to tax. Amounts paid under Option B or Option C that are subject to tax may also be subject to an additional 10% penalty tax (See "Penalty tax.")

Death benefit proceeds applied to any payment option are not considered part of the beneficiary's income and thus are not subject to federal income tax. Payments of interest under Option A will be ordinary income subject to tax. Under Option B or Option C, a portion of each payment will be ordinary income, subject to tax and a portion of each payment will be considered a return of the beneficiary's investment in the policy. The beneficiary's investment in the policy is the death benefit proceeds applied to the payment option. All payments made after the investment in the policy is fully recovered will be subject to tax.

Option A -- Interest payments: We will pay interest on any proceeds placed under this option at a rate of 4% per year compounded annually, at regular intervals and for a period that is agreeable to both you and us. At the end of any payment interval, you may withdraw proceeds in amounts of at least $100. At any time, you may withdraw all of the proceeds that remain, or you may place them under a different payment option approved by us.

Option B -- Payments for a specified period: We will make fixed monthly payments for any number of years you specify. Here are examples of monthly payments for each $1,000 placed under this option:

   Payment period               Monthly payment per $1,000
      (years)                   placed under Option B

        10                               $9.61
        15                                6.87
        20                                5.51
        25                                4.71
        30                                4.18

Monthly amounts for other payment periods will be furnished at your request, free of charge.

Option C -- Lifetime income: We will make monthly payments for the life of the person (payee) who is to receive the income. Payment will be guaranteed for 10, 15 or 20 years. The amount of each monthly payment per $1,000 placed under this option will be based on the table of settlement rates in effect at the time of the first payment. The amount depends on the sex and adjusted age of the payee on that date. Adjusted age means the age of the payee (on the payee's last birthday) minus an adjustment as follows:

PAGE 42
Calendar year of     Adjustment    Calendar year of      Adjustment
payee's birth                      payee's birth

Before 1920              0         1945-1949                 6
1920-1924                1         1950-1959                 7
1925-1929                2         1960-1969                 8
1930-1934                3         1970-1979                 9
1935-1939                4         1980-1989                10
1940-1944                5         After 1989               11

The amount of each monthly payment per $1,000 placed under this option will not be less than amounts shown in the next table.

Monthly amounts for any adjusted age not shown will be furnished at your request, without charge.

Adjusted
  age         Life income per $1,000 with
 payee        payments guaranteed for
                 10 years          15 years            20 years
              Male    Female    Male      Female    Male     Female
  50         $4.22    $3.89    $4.17      $3.86    $4.08     $3.82
  55          4.62     4.22     4.53       4.18     4.39      4.11
  60          5.14     4.66     4.96       4.57     4.71      4.44
  65          5.81     5.22     5.46       5.05     5.02      4.79
  70          6.61     5.96     5.96       5.60     5.27      5.12
  75          7.49     6.89     6.38       6.14     5.42      5.35

Deferral of payments:

We reserve the right to defer payments of cash surrender value, policy loans or variable death benefits in excess of the specified amount if:

o the payments derive from a premium payment made by a check that has not cleared the banking system (good payment has not been collected);
o the NYSE is closed (other than customary weekend and holiday closings);
o in accordance with SEC rules, trading on the NYSE is restricted or, because of an emergency, it is not practical to dispose of securities held in the subaccount or determine the value of the subaccount's net assets.

Any loans or surrenders from the fixed account may be delayed up to six months from the date we receive the request. If we postpone the payment of surrender proceeds more than 30 days, we will pay you interest on the amount surrendered at an annual rate of 3% for the period of postponement.

Federal taxes

The following is a general discussion of the policy's federal income tax implications. It is not intended as tax advice.
Because the effect of taxes on the value and benefits of your policy depends on your individual situation as well as IDS Life's tax status, YOU SHOULD CONSULT A TAX ADVISOR TO FIND OUT HOW THESE PAGE 43
GENERAL CONSIDERATIONS APPLY TO YOU. The discussion is based on our understanding of federal income tax laws as currently interpreted by the Internal Revenue Service (IRS); both the laws and their interpretation may change.

The policy is intended to qualify as a life insurance policy for federal income tax purposes. To that end, the provisions of the policy are to be interpreted to ensure or maintain this tax qualification. IDS Life reserves the right to change the policy in order to ensure that it will continue to qualify as life insurance for tax purposes. We will send you a copy of any changes.

IDS Life's tax status

IDS Life is taxed as a life insurance company under the Code. For federal income tax purposes, the subaccounts are considered a part of IDS Life, although their operations are treated separately in accounting and financial statements. Investment income from the subaccounts is reinvested and becomes part of the subaccounts' value. This investment income, including realized capital gains, is not taxed to IDS Life, and therefore no charge is made against the subaccounts for our federal income taxes. IDS Life reserves the right to make such a charge in the future if there is a change in the tax treatment of variable life insurance contracts or in IDS Life's tax status as we currently understand it.

Taxation of policy proceeds

The death benefit is not considered part of the beneficiary's income and thus is not subject to federal income taxes. When the proceeds are paid after the youngest insured's attained insurance age 100, if the amount received plus any indebtedness exceeds your investment in the policy, the excess may be taxable as ordinary income. Part or all of any pre-death proceeds received through full surrender, lapse, partial surrender, policy loan or assignment of policy value, or payment options may be subject to federal income tax as ordinary income. (See the following table.) In some cases the tax liability depends on whether the policy is a modified endowment (explained following the table). The taxable amount may also be subject to an additional 10 % penalty tax if the policy is a modified endowment.

Source of proceeds            Taxable portion of pre-death proceeds
Full surrender:                  Amount received plus any
                                 indebtedness, minus your
                                 investment in the policy.*

Lapse:                           Any outstanding indebtedness minus
                                 your investment in the policy.*

Partial surrenders               Lesser of:
(modified endowments):           the amount received or policy
                                 value minus your investment in the
                                 policy.*

PAGE 44
Policy loans and                 Lesser of:
assignments                      the amount of the loan/assignment
(modified endowments):           or policy value minus your
                                 investment in the policy.*

Partial surrenders               Generally, if the amount received
(other policies):                is greater than your investment in
                                 the policy,* the amount in excess
                                 of your investment is taxable.
                                 However, during the first 15
                                 policy years, a different amount
                                 may be taxable if the partial
                                 surrender results in or is
                                 necessitated by a reduction in
                                 benefits.

Policy loans and                 None
assignments
(other policies):

Payment options:                 If proceeds of the policy will be
                                 paid under one of the payment
                                 options, see the "Payment option"
                                 section for tax information.

* The owner's investment is equal to premiums paid, minus the nontaxable portion of any previous partial surrenders, plus the taxable portion of any previous policy loans.

Modified endowment contracts

In 1988 Congress created a new class of life insurance policies called "Modified Endowment Contracts," which are taxed differently from conventional life insurance contracts. Policies applied for, or materially changed, on or after June 21, 1988, are considered to be modified endowments if premiums paid in the first seven years of the policy, or the first seven years following a material change, exceed certain limits. (Also, any life insurance policy received in exchange for a modified endowment is itself a modified endowment.)

We have established procedures for monitoring whether a contract may become a modified endowment contract.

Modified endowment limits are calculated when the policy is issued, and are based on the benefits provided and on the risk classification of the insureds. They are later recalculated if certain reductions in benefits occur.

Reductions in benefits: When benefits are reduced, the limits are recalculated as if the reduced level of benefits had always been in effect. In most cases, this recalculation will further restrict the amount of premium that can be paid without exceeding modified endowment limits. If premiums already paid exceed the recalculated limits, the policy becomes a modified endowment even if no further premiums are paid.

PAGE 45
Distributions affected: Modified endowment rules apply to distributions in the year the policy becomes a modified endowment and in all subsequent years. In addition, the rules apply to distributions taken two years before the policy becomes a modified endowment, which are presumed to be taken in anticipation of that event.

Serial purchase of modified endowments: All modified endowments issued by the same insurer (or affiliated companies of the insurer) to the same owner during any calendar year are treated as one policy in determining the amount of any loan or distribution that is taxable.

Penalty tax: If a policy is a modified endowment, the taxable portion of pre-death proceeds from a full surrender, lapse, partial surrender, policy loan or assignment of policy value, or certain payment options may be subject to a 10% penalty tax unless:

   o        the distribution occurs after the owner attains age
            59-1/2;
   o the distribution is attributable to the owner becoming disabled (within the meaning of Code Section 72(m)(7);
           or
   o the distribution is part of a series of substantially equal periodic payments made at least once a year over the life (or life expectancy) of the owner or over the joint lives (or life expectancies) of the owner and the owner's beneficiary.

Other tax considerations

Policy Split Option Rider: The Policy Split Option Rider permits a policy to be split into two individual permanent plans of insurance then offered by IDS Life for exchange, one on the life of each insured, upon the occurrence of a divorce of the insureds or certain changes in federal estate tax law. A policy split could have adverse tax consequences; for example, it is not clear whether a policy split will be treated as a nontaxable exchange under Sections 1031 through 1043 of the Code. If a policy split is not treated as a nontaxable exchange, a split could result in the recognition of taxable income in an amount up to any gain in the policy at the time of the split. In addition, it is not clear whether, in all circumstances, the individual contracts that result from a policy split would be treated as life insurance contracts for federal income tax purposes and, if so treated, whether the individual contracts would be classified as modified endowment contracts. Before you exercise rights provided by the policy split option, it is important that you consult with a competent tax advisor regarding the possible consequences of a policy split.

Interest paid on policy loans: If the loan is used for personal purposes, such interest is not tax-deductible. Other rules apply if the loan is used for trade or business or investment purposes, or if the policy is owned by a business or a corporation.

PAGE 46
Policy changes: Changing ownership, exchanging or assigning the policy may have tax consequences, depending on the circumstances.

Other taxes: Federal estate tax, state and local estate tax, inheritance tax, gift tax and other tax consequences of ownership or receipt of policy proceeds will also depend on the circumstances.

Qualified retirement plans: The policy may be used in conjunction with certain qualified plans. Since the rules governing such use are complex, a purchaser should consult a competent pension consultant.

On July 6, 1983, the Supreme Court held in Arizona Governing
Committee v. Norris that optional annuity benefits provided under an employee's deferred compensation plan could not, under Title VII of the Civil Rights Act of 1964, vary between men and women on the basis of sex. Since the policy's cost of insurance rates and purchase rates for certain settlement options distinguish between men and women, employers and employee organizations should consult with legal counsel before purchasing the policy for any employment-related insurance or benefit program.

IDS Life

IDS Life is a stock life insurance company organized under the laws of the State of Minnesota in 1957. Our address is IDS Tower 10,
Minneapolis, MN 55440.

IDS Life conducts a conventional life insurance business in the District of Columbia and all states except New York. A wholly owned subsidiary of IDS Life, IDS Life Insurance Company of New
York, conducts a substantially identical business in New York.
IDS Life has been in the variable annuity business since 1968 and has sold a number of different variable annuity contracts and variable life insurance policies, utilizing other separate accounts, unit investment trusts and mutual funds.

Ownership

IDS Life is a wholly owned subsidiary of American Express Financial
Corporation; American Express Financial Corporation, a Delaware corporation, is a wholly owned subsidiary of American Express
Company.

State regulation

IDS Life is subject to the laws of Minnesota governing insurance companies and to regulation by the Minnesota Department of Commerce. In addition, IDS Life is subject to regulation under the insurance laws of other jurisdictions in which it may operate. An annual statement in a prescribed form is filed with Minnesota's
Department of Commerce and in each state in which IDS Life does business. IDS Life's books and accounts are subject to review by the Minnesota Department of Commerce at all times, and a full examination of its operations is conducted periodically. Such
PAGE 47
regulation does not, however, involve any supervision of management or investment practices or policies.

Distribution of the policy

IDS Life is the sole distributor of the policy. IDS Life is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities
Dealers, Inc. (NASD). Representatives of IDS Life are licensed insurance and annuity agents, and are registered with the NASD as representatives of IDS Life.

IDS Life pays its representatives a commission of up to 50% of the initial target premium (annualized) when the policy is sold, plus 2% of all premiums in excess of the target premium.
Each calendar year the policy is in force, IDS Life pays a service fee not greater than 0.3125% of the policy value, net of indebtedness. IDS Life also pays approximately 17% of the total representative's commission to the division and district sales managers of the selling representative.

Legal proceedings

As an insurance company, IDS Life is involved in a number of items of litigation. We believe that these items are not material and we do not expect to incur significant losses resulting from the litigation.

Experts

The consolidated financial statements of IDS Life Insurance Company and the financial statements of the segregated asset subaccounts
(U, V, W, X, Y, and IL) of the IDS Life Variable Life Separate
Account appearing in this prospectus have been audited by Ernst &
Young LLP, independent auditors, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

Actuarial matters included in the prospectus have been examined by James M. Jensen, F.S.A., M.A.A.A., Director, Insurance Product
Development, as stated in his opinion filed as an exhibit to the Registration Statement.

Management of IDS Life

Directors

David R. Hubers, 52
Director since September 1989; president and chief executive officer, American Express Financial Corporation (AEFC), since
August 1993, and director, AEFC, since January 1984. Senior vice president, finance and chief financial officer, AEFC, from January
1984 to August 1993.

Richard W. Kling, 54
Director since February 1984; president since March 1994.
Executive vice president, Marketing and Products, from January 1988
PAGE 48
to March 1994. Vice President, AEFC, since January 1988. Director of IDS Life Series Fund, Inc. and manager of IDS Life Variable
Annuity Funds A & B.

Paul F. Kolkman, 48
Director since May 1984; executive vice president since March 1994;
vice president, Finance, from May 1984 to March 1994; vice president, AEFC, since January 1987.

Peter A. Lefferts, 53
Director and executive vice president, Marketing, since March 1994;
senior vice president and director, AEFC, since February 1986.

Janis E. Miller, 43
Director and executive vice president, Variable Assets, since March
1994; vice president, AEFC, since June 1990.  Director, Mutual
Funds Product Development and Marketing, AEFC, from May 1987 to May
1990.  Director of IDS Life Series Fund, Inc. and manager of IDS
Life Variable Annuity Funds A & B.

James A. Mitchell, 53
Chairman of the board since March 1994; director since July 1984;
chief executive officer since November 1986; president from July
1984 to March 1994; executive vice president, AEFC, since March
1994; director, AEFC, since July 1984; senior vice president, AEFC, from July 1984 to March 1994.

Barry J. Murphy, 44
Director and executive vice president, Client Service since March
1994; senior vice president, Operations, Travel Related Services
(TRS), a subsidiary of American Express Company, since July 1992;
vice president, TRS, from November 1989 to July 1992; chief operating officer, TRS, from March 1988 to November 1989.

Stuart A. Sedlacek, 37
Director and executive vice president, Assured Assets, since March
1994; vice president, AEFC, since September 1988.

Melinda S. Urion, 41
Director and controller since September 1991; executive vice president since March 1994; vice president and treasurer from September 1991 to March 1994; vice president, AEFC, since September
1991; chief accounting officer, AEFC, from July 1988 to September
1991.

Officers Other Than Directors

Morris Goodwin Jr., 43
Vice president and treasurer since March 1994; vice president and corporate treasurer, AEFC, since July 1989; chief financial officer and treasurer, IDS Bank & Trust, from January 1988 to July 1989.

William A. Stoltzmann, 46
Vice president, general counsel and secretary since 1985.

The address for all of the directors and principal officers is:
IDS Tower 10, Minneapolis, MN 55440.
PAGE 49

The officers, employees and sales force of IDS Life are bonded, in the amount of $100 million, by virtue of a blanket fidelity bond issued by Saint Paul Fire and Marine, as the lead underwriter to IDS Life's parent, AEFC.

Other information

A registration statement has been filed with the Securities and Exchange Commission (SEC) under the Securities Act of 1933, as amended. For further information concerning the policy, its separate account (the variable account) and IDS Life, please refer to the registration statement, as amended, with exhibits.

Substitution of investments

If shares of any fund portfolio are unavailable for purchase by the appropriate subaccount or if, in the judgment of IDS Life's management, further investment in such shares is no longer appropriate, shares of another registered, open-end management investment company may be substituted.

If deemed by IDS Life to be in the best interest of persons having voting rights under the policy, the variable account may be operated as a management company under the Investment Company Act of 1940, or it may be deregistered under the Act if such registration is no longer required.

In the event of any such substitution or change, IDS Life may, without the consent or approval of owners, amend the policy and take whatever action is necessary and appropriate. However, no such substitution or change will be made without any necessary approval of the SEC or state insurance departments. IDS Life will notify owners within five days of any substitution or change.

Voting rights

All shares issued by the fund are the same class (kind) -- capital stock. They are fully paid and nonassessable and can be redeemed or transferred. They can be issued as full shares or fractions.
All shares have equal voting rights; a fraction of a share has the same kind of rights and privileges as a full share.

Each of the fund's six portfolios issues its own series of common stock. The shares of each portfolio represent an interest only in that portfolio's assets (and profits or losses) and in the event of liquidation, each share of a portfolio would have the same rights to dividends and assets as every other share of that portfolio.

Each share of a portfolio has one vote. On some issues, such as election of directors, all shares of the fund vote together as one series. When electing directors, all shares have cumulative voting rights. Cumulative voting means that shareholders are entitled to a number of votes equal to the number of shares they hold multiplied by the number of directors to be elected, and they have the right to divide votes among candidates.

PAGE 50
On an issue affecting only one portfolio -- for example, a fundamental investment restriction pertaining only to that portfolio -- its shares vote as a separate series. If shareholders of a particular portfolio vote approval of the Investment
Management and Services Agreement, the agreement becomes effective with respect to that portfolio, whether or not it is approved by shareholders of the other portfolios.

IDS Life is the owner of all fund shares and as such holds all voting rights. However, IDS Life will vote the shares of each portfolio in accordance with instructions received from owners. If we do not receive timely instructions from you, we will vote your shares in the same proportion as the shares for which instructions are received. Fund shares that are not otherwise attributable to owners will also be voted by IDS Life in the same proportion as those shares in that subaccount for which instructions are received.

We determine the number of fund shares in each subaccount for which you may give instructions by applying your percentage interest in the subaccount to the total number of votes attributable to the subaccount. The number will be determined as of a date chosen by IDS Life, but not more than 60 days before the meeting of the fund.

Fractional votes are counted. You will receive notice of each shareholder meeting, together with any proxy solicitation materials and a statement of the number of votes for which you are entitled to give instructions.

If required by state insurance officials, IDS Life may disregard voting instructions that would change the goals of one or more of the fund's portfolios, or would result in approval or disapproval of an investment advisory contract. In addition, IDS Life itself may disregard voting instructions that would require changes in the investment policy or investment advisor of one or more of the fund's portfolios, if IDS Life reasonably disapproves such changes in accordance with applicable federal regulations. If IDS Life does disregard voting instructions, it will, in its next report to owners, advise them of that action and the reasons for it.

Reports

At least once a year IDS Life will mail to you, at your last known address of record, a report containing all information required by law or regulation, including a statement showing the current policy value.

Policy illustrations

The following tables illustrate how policy values, cash surrender values and death benefits may change with the investment experience of the subaccount. The tables show how these amounts might vary, for a male insurance age 55 and a female insurance age 55, both nonsmokers, if:

     o the annual rate of return of the fund is 0%, 6% or 12%.

PAGE 51
     o the cost of insurance rates are current rates or guaranteed rates.

Any such illustration involves a number of detailed assumptions
(see chart, "Understanding the illustrations"). To the extent that your own circumstances differ from those assumed in the illustrations, your expected results would also differ.

Upon request, you will be furnished with comparable tables illustrating death benefits, policy values, and cash surrender values based on the actual ages of the persons you propose to insure and on an initial specified amount and premium payment schedule. In addition, after you have purchased a policy, you may request illustrations based on policy values at the time of request.

Understanding the illustrations:

Rates of return: assumed to be uniform, gross, after-tax, annual rates of 0%, 6%, or 12% for the fund. Results would differ depending on allocations among the subaccounts, if returns averaged
0%, 6% and 12% for the fund as a whole but differed across portfolios.

Insureds: assumed to be a male insurance age 55 and a female insurance age 55, in a standard risk classification, qualifying for the nonsmoker rate. Results would be lower if one or both of the insureds were in a substandard risk classification or did not qualify for the non-smoker rate.

Premiums: A $15,000 premium is assumed to be paid in full at the beginning of each policy year. Results would differ if premiums were paid on a different schedule.

Policy loans and partial withdrawals: It is assumed that none have been made. (Since indebtedness is assumed to be zero, the cash surrender value in all cases equals the policy value minus the surrender charge.)

Effect of expenses and charges: The net investment return of the subaccounts, shown in the tables, is lower than the gross, after-tax return of the fund because expenses paid by the fund and charges made against the subaccounts have been deducted. These include:

o the daily investment management fee paid by the fund, assumed to be equivalent to an annual rate of 0.7% of the fund's aggregate average daily net assets;
o the daily mortality and expense risk charge, equivalent to 0.9% of the daily net asset value of the subaccounts annually; and
o an annual charge of 0.1% of the fund's aggregate average daily net assets for direct expenses incurred by the fund.

The latter charge is capped by IDS Life at 0.1%, even though actual expenses have been higher, ranging from 0.6% to 0.8% of the average daily net assets of the different portfolios in the year ended
PAGE 52
April 30, 1994. Although IDS Life reserves the right to discontinue capping these expenses, our present intent is to continue the cap indefinitely until actual expenses are less than the cap. Should IDS Life discontinue the cap prior to that time, the policy values and death benefits in the tables generally would be less.

(After deduction of the above expenses and charges, the illustrated gross annual investment rates of return of 0%, 6%, and 12% correspond to approximate net annual rates of -1.69%, 4.21%, and 10.11%, respectively.)

Taxes: Results shown in the tables reflect the fact that IDS Life does not currently charge the subaccounts for federal income tax.
If such a charge is taken in the future, the portfolios will have to earn more than they do now in order to produce the death benefits and policy values illustrated.

PAGE 53

Illustration

Initial specified amount $1,000,000            Male -   Insurance age 55 - Nonsmoker               Current costs assumed
Death benefit Option 1                         Female - Insurance age 55 - Nonsmoker                annual premium $15,000
           Premium          Death benefit (1)(2)               Policy value (1)(2)               Cash surrender value (1)(2)
           accumulated      assuming hypothetical gross        assuming hypothetical gross       assuming hypothetical gross
End of     with annual      annual investment return of        annual investment return of       annual investment return Of
policy     interest
year       at 5%          0%           6%          12%         0%        6%        12%          0%        6%        12%
     1      15750         1000000      1000000     1000000      12651     13424      14196        8651      9424      10196
     2      32288         1000000      1000000     1000000      25091     27415      29830       21091     23415      25830
     3      49652         1000000      1000000     1000000      37208     41880      46926       33208     37880      42926
     4      67884         1000000      1000000     1000000      48899     56727      65520       44899     52727      61520
     5      87029         1000000      1000000     1000000      60287     72093      85888       56287     68093      81888

     6     107130         1000000      1000000     1000000      71159     87781     107990       67559     84181     104390
     7     128237         1000000      1000000     1000000      81642    103927     132130       78442    100727     128930
     8     150398         1000000      1000000     1000000      91530    120341     158315       88730    117541     155515
     9     173668         1000000      1000000     1000000     100843    137053     186782       98443    134653     184382
    10     198102         1000000      1000000     1000000     109597    154091     217796      107597    152091     215796

    11     223757         1000000      1000000     1000000     117705    171386     251558      116105    169786     249958
    12     250695         1000000      1000000     1000000     125288    189070     288490      124088    187870     287290
    13     278979         1000000      1000000     1000000     132259    207081     328874      131459    206281     328074
    14     308678         1000000      1000000     1000000     138531    225360     373048      138131    224960     372648
    15     339862         1000000      1000000     1000000     144222    244042     421558      144222    224042     421558

    20     520789         1000000      1000000     1000000     164007    345156     751285      164007    345156     751285
    25     751702         1000000      1000000     1362530     151963    449820    1297647      151963    449820    1297647
    30    1046412         1000000      1000000     2280735      46519    529397    2172129       46519    529397    2172129
    35    1422545               0      1000000     3716419          0    526059    3539447           0    526059    3539447
    40    1902596               0      1000000     5931790          0    341804    5649324           0    341804    5649324
    45    2515277               0            0     9069560          0         0    8979762           0         0    8979762

(1) Assumes no policy loans or partial withdrawals have been made.

(2) Assumes a $15,000 premium is paid at the beginning of each policy year.  Values will be different if premiums are paid in different amounts or with a different frequency.

The above hypothetical investment results are illustrative only and should not be deemed a representation of past or future investment results.  Actual investment results may be more or less than those shown.  The death benefit, policy value and cash surrender value would be different from those shown if returns averaged 0%, 6%, and 12% over a period of years, but fluctuated above and below those averages for individual policy years.  No representation can be made that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

PAGE 54
Illustration
_____________________________________________________________________________________________________________________________
Initial specified amount $1,000,000            Male -   Insurance age 55 - Nonsmoker               Guaranteed costs assumed
Death benefit Option 1                         Female - Insurance age 55 - Nonsmoker                annual premium $15,000
_____________________________________________________________________________________________________________________________
           Premium          Death benefit (1)(2)               Policy value (1)(2)               Cash surrender value (1)(2)
           accumulated      assuming hypothetical gross        assuming hypothetical gross       assuming hypothetical gross
End of     with annual      annual investment return of        annual investment return of       annual investment return Of
policy     interest
year       at 5%          0%           6%          12%         0%        6%        12%          0%        6%        12%
_____________________________________________________________________________________________________________________________
     1      15750         1000000      1000000     1000000      12651     13424      14196        8651      9424      10196
     2      32288         1000000      1000000     1000000      25091     27415      29830       21091     23415      25830
     3      49652         1000000      1000000     1000000      37208     41880      46926       33208     37880      42926
     4      67884         1000000      1000000     1000000      48899     56727      65520       44899     52727      61520
     5      87029         1000000      1000000     1000000      60287     72093      85888       56287     68093      81888

     6     107130         1000000      1000000     1000000      71159     87781     107990       67559     84181     104390
     7     128237         1000000      1000000     1000000      81642    103927     132130       78442    100727     128930
     8     150398         1000000      1000000     1000000      91530    120341     158315       88730    117541     155515
     9     173668         1000000      1000000     1000000     100843    137053     186782       98443    134653     184382
    10     198102         1000000      1000000     1000000     109492    153988     217697      107492    151988    215697

    11     223757         1000000      1000000     1000000     117288    170973     251160      115688    169373     249560
    12     250695         1000000      1000000     1000000     124256    188039     287501      123056    186839     286301
    13     278979         1000000      1000000     1000000     130212    205026     326914      129412    204226     326114
    14     308678         1000000      1000000     1000000     135078    221870     369736      134678    221470     369336
    15     339862         1000000      1000000     1000000     138775    238514     416371      138775    238514     416371

    20     520789         1000000      1000000     1000000     129561    310821     724728      129561    310821     724728
    25     751702         1000000      1000000     1302265      23194    325124    1240252       23194    325124    1240252
    30    1046412               0      1000000     2163670          0    167003    2060638           0    167003    2060638
    35    1422545               0            0     3476898          0         0    3311332           0         0    3311332
    40    1902596               0            0     5409153          0         0    5151574           0         0    5151574
    45    2515277               0            0     7983928          0         0    7904879           0         0    7904879

(1) Assumes no policy loans or partial withdrawals have been made.

(2) Assumes a $15,000 premium is paid at the beginning of each policy year.  Values will be different if premiums are paid in different amounts or with a different frequency.

The above hypothetical investment results are illustrative only and should not be deemed a representation of past or future investment results.  Actual investment results may be more or less than those shown.  The death benefit, policy value and cash surrender value would be different from those shown if returns averaged 0%, 6%, and 12% over a period of years, but fluctuated above and below those averages for individual policy years.  No representation can be made that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

PAGE 55
Illustration
_____________________________________________________________________________________________________________________________
Initial specified amount $1,000,000            Male -   Insurance age 55 - Nonsmoker               Current costs assumed
Death benefit Option 2                         Female - Insurance age 55 - Nonsmoker                annual premium $15,000
_____________________________________________________________________________________________________________________________
           Premium          Death benefit (1)(2)               Policy value (1)(2)               Cash surrender value (1)(2)
           accumulated      assuming hypothetical gross        assuming hypothetical gross       assuming hypothetical gross
End of     with annual      annual investment return of        annual investment return of       annual investment return Of
policy     interest
year       at 5%          0%           6%          12%         0%        6%        12%          0%        6%        12%
_____________________________________________________________________________________________________________________________
     1      15750         1012650      1013422     1014195      12650     13422      14195        8650      9422      10195
     2      32288         1025086      1027410     1029825      25086     27410      29825       21086     23410      25825
     3      49652         1037195      1041864     1046909      37195     41864      46909       33195     37864      42909
     4      67884         1048862      1056683     1065469      48862     56683      65469       44862     52683      61469
     5      87029         1060214      1072004     1085780      60214     72004      85780       56214     68004      81780

     6     107130         1071019      1087604     1107768      71019     87604     107768       67419     84004     104168
     7     128237         1081406      1103617     1131726      81406    103617     131726       78206    100417     128526
     8     150398         1091143      1119816     1157604      91143    119816     157604       88343    117016     154804
     9     173668         1100242      1136207     1185594     100242    136207     185594       97842    133807     183194
    10     198102         1108715      1152801     1215912     108715    152801     215912      106715    150801     213912

    11     223757         1116452      1169483     1248666     116452    169483     248666      114852    167883     247066
    12     250695         1123585      1186379     1284229     123585    186379     284229      122385    185179     283029
    13     278979         1130005      1203375     1322758     130005    203375     322758      129205    202575     321958
    14     308678         1135607      1220355     1364430     135607    220355     364430      135207    219955     364030
    15     339862         1140521      1237439     1409686     140521    237439     409686      140521    237439     409686

    20     520789         1154361      1323780     1703041     154361    323780     703041      154361    323780     703041
    25     751702         1130471      1388619     2131448     130471    388619    1131448      130471    388619    1131448
    30    1046412         1007126      1352982     2694292       7126    352982    1694292        7126    352982    1694292
    35    1422545               0      1067303     3330814          0     67303    2330814           0     67303    2330814
    40    1902596               0            0     4052478          0         0    3052478           0         0    3052478
    45    2515277               0            0     4424523          0         0    3424523           0         0    3424523

(1) Assumes no policy loans or partial withdrawals have been made.

(2) Assumes a $15,000 premium is paid at the beginning of each policy year.  Values will be different if premiums are paid in different amounts or with a different frequency.

The above hypothetical investment results are illustrative only and should not be deemed a representation of past or future investment results.  Actual investment results may be more or less than those shown.  The death benefit, policy value and cash surrender value would be different from those shown if returns averaged 0%, 6%, and 12% over a period of years, but fluctuated above and below those averages for individual policy years.  No representation can be made that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

PAGE 56
Illustration
_____________________________________________________________________________________________________________________________
Initial specified amount $1,000,000            Male -   Insurance age 55 - Nonsmoker               Guaranteed costs assumed
Death benefit Option 2                         Female - Insurance age 55 - Nonsmoker                annual premium $15,000
_____________________________________________________________________________________________________________________________
           Premium          Death benefit (1)(2)               Policy value (1)(2)               Cash surrender value (1)(2)
           accumulated      assuming hypothetical gross        assuming hypothetical gross       assuming hypothetical gross
End of     with annual      annual investment return of        annual investment return of       annual investment return Of
policy     interest
year       at 5%          0%           6%          12%         0%        6%        12%          0%        6%        12%
_____________________________________________________________________________________________________________________________
     1      15750         1012650      1013422     1014195      12650     13422      14195        8650      9422      10195
     2      32288         1025086      1027410     1029825      25086     27410      29825       21086     23410      25825
     3      49652         1037195      1041864     1046909      37195     41864      46909       33195     37864      42909
     4      67884         1048862      1056683     1065469      48862     56683      65469       44862     52683      61469
     5      87029         1060214      1072004     1085780      60214     72004      85780       56214     68004      81780

     6     107130         1071019      1087604     1107768      71019     87604     107768       67419     84004     104168
     7     128237         1081406      1103617     1131726      81406    103617     131726       78206    100417     128526
     8     150398         1091143      1119816     1157604      91143    119816     157604       88343    117016     154804
     9     173668         1100242      1136207     1185594     100242    136207     185594       97842    133807     183194
    10     198102         1108596      1152679     1215786     108596    152679     215786      106596    150679     213786

    11     223757         1115980      1168989     1248149     115980    168989     248149      114380    167389     246549
    12     250695         1122410      1185130     1282904     122410    185130     282904      121210    183930     281704
    13     278979         1127665      1200852     1320041     127665    200852     320041      126865    200052     319241
    14     308678         1131648      1216014     1359674     131648    216014     359674      131248    215614     359274
    15     339862         1134260      1230470     1401932     134260    230470     401932      134260    230470     401932

    20     520789         1114956      1277423     1648090     114956    277423     648090      114956    277423     648090
    25     751702               0      1217641     1912766          0    217641     912766           0    217641     912766
    30    1046412               0            0     2085053          0         0    1085053           0         0    1085053
    35    1422545               0            0     1925001          0         0     925001           0         0     925001
    40    1902596               0            0     1056450          0         0      56450           0         0      56450
    45    2515277               0            0           0          0         0          0           0         0          0

(1) Assumes no policy loans or partial withdrawals have been made.

(2) Assumes a $15,000 premium is paid at the beginning of each policy year.  Values will be different if premiums are paid in different amounts or with a different frequency.

The above hypothetical investment results are illustrative only and should not be deemed a representation of past or future investment results.  Actual investment results may be more or less than those shown.  The death benefit, policy value and cash surrender value would be different from those shown if returns averaged 0%, 6%, and 12% over a period of years, but fluctuated above and below those averages for individual policy years.  No representation can be made that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

PAGE 57
Annual Financial Information

Report of Independent Auditors

The Board of Directors
IDS Life Insurance Company

We have audited the accompanying individual and combined statements of net assets of the segregated asset subaccounts of IDS Life
Variable Life Separate Account for Flexible Premium Survivorship
Variable Life Insurance (comprising, respectively, the U, V, W, X,
Y and IL subaccounts) as of December 31, 1994, and the related statements of operations and changes in net assets for each of the three years in the period then ended, except for the IL subaccount which is for the period October 28, 1994 (commencement of operations) to December 31, 1994. These financial statements are the responsibility of the management of IDS Life Insurance Company.
Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation by the underlying mutual fund and unit investment trusts of securities owned at December 31, 1994. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the individual and combined financial position of IDS Life Variable Life Separate Account for
Flexible Premium Survivorship Variable Life Insurance at December
31, 1994 and the individual and combined results of their operations and the changes in their net assets for each of the three years in the period then ended, in conformity with generally accepted accounting principles.



ERNST & YOUNG LLP
Minneapolis, Minnesota
March 17, 1995

PAGE 58


IDS Life Variable Life Separate Account -- Flexible Premium Survivorship Variable Life Subaccounts

Statements of Net Assets (Unaudited)                                           June 30, 1995

                                                       Segregated Asset Subaccounts
Assets                      U              V             W             X                Y    _
Investments in shares of mutual fund portfolios,
at market value:
IDS Life Series
Fund Equity Portfolio --
10,864,471 shares at
net asset value of
$21.64 per share
(cost $192,338,026).... $235,616,131  $         --  $         --  $         --   $        --
IDS Life Series Fund
Income Portfolio --
3,271,138 shares at net
asset value of $10.06
per share (cost
$32,059,174)...........           --    33,012,045            --            --            --IDS Life Series Fund
Money Market Portfolio
-- 6,410,192 shares at
net asset value of
$1.00 per share
(cost $6,425,914)......           --            --     6,425,825            --            --IDS Life Series Fund
Managed Portfolio --
12,997,879 shares at net
asset value of $14.82
per share
(cost $183,650,447)....           --            --            --   192,233,493            --IDS Life Series Fund
Government Securities
Portfolio -- 675,981
shares at net asset
value of $10.23 per
share (cost $6,835,811).          --            --            --            --     6,950,860
IDS Life Series Fund
International Equity
Portfolio -- 986,201 shares
at net asset value of $11.12
per share
(cost $9,817,843).......          --            --            --            --            --
                         235,616,131    33,012,045     6,425,825   192,233,493     6,950,860 _
Dividends receivable....          --       184,537        28,195            --        34,959
Accounts receivable from
IDS Life for contract
purchase payments.......     465,925        38,678            --       307,736         3,312
Receivable from mutual
fund portfolios
for redemptions..                 --            --         7,187            --            -- _
Total assets............ 236,082,056    33,235,260     6,461,207   192,541,229     6,989,131 _

PAGE 59

Statements of Net Assets (Unaudited)                           June 30, 1995
                                                                    Combined
                                     Segregated Asset Subaccounts   Variable
Assets                                      IL                      Account   _
Investments in shares of mutual fund portfolios,
at market value:
IDS Life Series
Fund Equity Portfolio --
10,864,471 shares at
net asset value of
$21.64 per share
(cost $192,338,026)....                    $       --              $235,616,131
IDS Life Series Fund
Income Portfolio --
3,271,138 shares at net
asset value of $10.06
per share (cost
$32,059,174)...........                            --                33,012,045
IDS Life Series Fund
Money Market Portfolio
-- 6,410,192 shares at
net asset value of
$1.00 per share
(cost $6,425,914)......                            --                 6,425,825
IDS Life Series Fund
Managed Portfolio --
12,997,879 shares at net
asset value of $14.82
per share
(cost $183,650,447)....                            --               192,233,493
IDS Life Series Fund
Government Securities
Portfolio -- 675,981
shares at net asset
value of $10.23 per
share (cost $6,835,811).                           --                 6,950,860
IDS Life Series Fund
International Equity
Portfolio -- 986,201 shares
at net asset value of $11.12
per share
(cost $9,817,843).......                   11,070,644                11,070,644
                                           11,070,644               485,308,998
Dividends receivable....                           --                   247,691
Accounts receivable from
IDS Life for contract
purchase payments.......                      101,794                   917,445
Receivable from mutual
fund portfolios
for redemptions..                                 --                      7,187
Total assets............                   11,172,438               486,481,321

PAGE 60

Statements of Net Assets (Unaudited)(continued)                                    June 30, 1995

                                                       Segregated Asset Subaccounts
Liabilities                 U              V             W             X                Y      _
Payable to IDS Life for:
Mortality and expense
risk fee................     357,953        24,155         4,708       293,331         5,153
Contract terminations...          --            --     7,187           ---           ---
Payable to mutual fund
portfolios for investments
purchased...............     465,925       199,060        23,487       307,736        33,118   _
Total liabilities.......     823,878       223,215        35,382       601,067        38,271   _
Net assets applicable
to Variable Life contracts
in accumulation period..$235,258,178   $33,012,045    $6,425,825  $191,940,162    $6,950,860   _
Accumulation units
outstanding.............  99,333,870    17,884,106     4,489,833    80,257,643     3,893,684   _
Net asset value per
accumulation unit.......$       2.37   $      1.84    $     1.43  $       2.39    $     1.78   _
See accompanying notes to financial statements.

                                                  June 30, 1995
                                                       Combined
                 Segregated Asset Subaccounts          Variable
Liabilities                   IL                        Account

Payable to IDS Life for:
Mortality and expense
risk fee................         15,401                 700,701
Contract terminations...            ---                   7,187
Payable to mutual fund
portfolios for investments
purchased...............        101,794               1,131,120
Total liabilities.......        117,195               1,839,008
Net assets applicable
to Variable Life contracts
in accumulation period.     $11,055,243            $484,642,313
Accumulation units
outstanding.............      9,852,561                       _
Net asset value per
accumulation unit.......    $      1.12                       _
See accompanying notes to financial statements.

PAGE 61

IDS Life Variable Life Separate Account -- Flexible Premium Survivorship Variable Life Subaccounts

Statements of Net Assets                                                        Dec. 31, 1994

                                                       Segregated Asset Subaccounts
Assets                      U              V             W             X                Y    _
Investments in shares of mutual fund portfolios
at market value:
IDS Life Series
Fund Equity Portfolio --
9,308,463 shares at
net asset value of
$19.06 per share
(cost $160,668,219).... $177,445,330  $         --  $         --  $         --   $        --
IDS Life Series Fund
Income Portfolio --
2,890,937 shares at net
asset value of $9.28
per share (cost
$28,271,747)...........           --    26,832,971            --            --            --IDS Life Series Fund
Money Market Portfolio
-- 5,807,973 shares at
net asset value of
$1.00 per share
(cost $5,807,686)......           --            --     5,807,497            --            --IDS Life Series Fund
Managed Portfolio --
11,316,426 shares at net
asset value of $14.21
per share
(cost $159,634,835)....           --            --            --   160,802,963            --IDS Life Series Fund
Government Securities
Portfolio -- 670,024
shares at net asset
value of $9.53 per
share (cost $6,754,349).          --            --            --            --     6,382,980
IDS Life Series Fund
International Equity
Portfolio -- 258,697 shares
at net asset value of $9.85
per share
(cost $2,571,873).......          --            --            --            --            --
                         177,445,330    26,832,971     5,807,497   160,802,963     6,382,980 _
Dividends receivable....          --       175,230        23,490        23,773      34,272
Accounts receivable from
IDS Life for contract
purchase payments.......     272,556        32,119        45,719       250,978            --
Receivable from mutual
fund portfolios
for redemptions..               --          --            --          --           198 _
Total assets............ 177,717,886    27,040,320     5,876,706   161,077,714     6,417,450 _

PAGE 62

Statements of Net Assets                                  Dec. 31, 1994
                                                               Combined
                         Segregated Asset Subaccounts          Variable
Assets                                      IL                  Account   _
Investments in shares of mutual fund portfolios
at market value:
IDS Life Series
Fund Equity Portfolio --
9,308,463 shares at
net asset value of
$19.06 per share
(cost $160,668,219)....                    $       --       $177,445,330
IDS Life Series Fund
Income Portfolio --
2,890,937 shares at net
asset value of $9.28
per share (cost
$28,271,747)...........                            --         26,832,971
IDS Life Series Fund
Money Market Portfolio
-- 5,807,973 shares at
net asset value of
$1.00 per share
(cost $5,807,686)......                            --          5,807,497
IDS Life Series Fund
Managed Portfolio --
11,316,426 shares at net
asset value of $14.21
per share
(cost $159,634,835)....                            --        160,802,963
IDS Life Series Fund
Government Securities
Portfolio -- 670,024
shares at net asset
value of $9.53 per
share (cost $6,754,349).                           --          6,382,980
IDS Life Series Fund
International Equity
Portfolio -- 258,697 shares
at net asset value of $9.85
per share
(cost $2,571,873).......                    2,547,272          2,547,272
                                            2,547,272        379,819,013
Dividends receivable....                           --            256,765
Accounts receivable from
 IDS Life for contract
purchase payments.......                       67,249            668,621
Receivable from mutual
fund portfolios
redemptions..                                     --                 198
Total assets............                    2,614,521        380,744,597

PAGE 63

Statements of Net Assets (continued)                                            Dec. 31, 1994

                                                       Segregated Asset Subaccounts
Liabilities                 U              V             W             X                Y      _
Payable to IDS Life for:
Mortality and expense
risk fee................     255,050        19,749         4,181       231,624         4,734
Contract terminations...        --            --            --            --       198
Payable to mutual fund
portfolios for investments
purchased...............     272,556       187,600        65,027       250,978        29,538   _
Total liabilities.......     527,606       207,349        69,208       482,602        34,470   _
Net assets applicable
to Variable Life contracts
in accumulation period..$177,190,280   $26,832,971    $5,807,498  $160,595,112    $6,382,980   _
Accumulation units
outstanding.............  86,671,509    16,248,127     4,147,565    70,902,569     3,949,666   _
Net asset value per
accumulation unit.......$       2.04   $      1.65    $     1.40  $       2.27    $     1.62   _
See accompanying notes to financial statements.

                                     Dec. 31, 1994
                                          Combined
           Segregated Asset Subaccounts   Variable
Liabilities                   IL           Account

Payable to IDS Life for:
Mortality and expense
risk fee................     2,108         517,446
Contract terminations...      --             198
Payable to mutual fund
portfolios for investments
purchased...............    67,249         872,948
Total liabilities.......    69,357       1,390,592
Net assets applicable
to Variable Life contracts
in accumulation period..$2,545,164    $379,354,005
Accumulation units
outstanding............. 2,581,651               _
Net asset value per
accumulation unit.......$     0.99               _
See accompanying notes to financial statements.

PAGE 64

IDS Life Variable Life Separate Account - Flexible Premium Survivorship Variable Life Subaccounts

Statements of Operations (Unaudited)                          Six month period ended June 30,1995

                                               Segregated Asset Subaccounts
                            U              V           W           X            Y         IL    _
Investment income:
Dividend income from
mutual fund portfolios... $ 5,061,942   $1,031,441   $  159,252  $ 3,436,982 $  216,413 $  111,141_
Expenses:
Mortality and expense
risk fee (Note 3)........     932,805      132,884       26,899      782,328     30,279     30,994
Total expenses...........     932,805      132,884       26,899      782,328     30,279     30,994
Investment income--net...   4,129,137      898,557      132,353    2,654,654    186,134     80,147

Realized and Unrealized Gain (Loss) on Investments -- net                                         _
Realized gain (loss) on sales of
investments in mutual
fund portfolios:
Proceeds from sales......     517,264      666,847    2,330,790      538,768    442,892      5,372
Cost of investments sold..    445,568      682,790    2,330,892      533,486    450,485      5,585_
Net realized gain (loss) on
investments..............      71,696      (15,943)        (102)       5,282     (7,593)     (213)
Net change in unrealized
appreciation or depreciation
of investments...........  26,500,994    2,391,647           89    7,414,918    486,418  1,277,402
Net gain (loss) on
investments..............  26,572,690    2,375,704          (13)   7,420,200    478,825  1,277,189
Net increase in
net assets resulting from
operations............... $30,701,827  $3,274,261   $  132,340  $10,074,854    $664,959 $1,357,336
See accompanying notes to financial statements.

Statements of Operations (Unaudited)
            Six month period ended June 30, 1995
                                        Combined
   Segregated Asset Subaccounts         Variable
                                        Account_
Investment income:
Dividend income from
mutual fund portfolios...           $10,017,171
Expenses:
Mortality and expense
risk fee (Note 3)........             1,936,189
Total expenses...........             1,936,189
Investment income--net...             8,080,982
Realized and Unrealized Gain (Loss) on Investments -- net  _
Realized gain on sales of
investments in mutual
fund portfolios:
Proceeds from sales.....              4,501,933
Cost of investments
sold.....................             4,448,806
Net realized gain (loss) on
investments..............                53,127
Net change in unrealized
appreciation or
 depreciation of
investments..............            38,071,468
Net gain (loss) on
investments..............            38,124,595
Net increase in net assets
resulting from operations           $46,205,577
See accompanying notes to financial statements.
/TABLE

PAGE 65

IDS Life Variable Life Separate Account - Flexible Premium Survivorship Variable Life Subaccounts

Statements of Operations                                                  Year ended Dec. 31,1994

                                                       Segregated Asset Subaccounts
                            U              V            W           X            Y         IL*   _
Investment income (loss):
Dividend income from
mutual fund portfolios... $13,315,288  $ 1,852,616   $  200,930  $14,283,336 $  431,043  $     --_
Expenses:
Mortality and expense
risk fee (Note 3)........   1,252,075      232,967       49,351    1,197,216     57,443     2,115
Total expenses...........   1,252,075      232,967       49,351    1,197,216     57,443     2,115
Investment income
(loss) -- net............  12,063,213    1,619,649      151,579   13,086,120    373,600    (2,115)

Realized and Unrealized Gain (Loss) on Investments -- net                                        _
Realized gain on sales of
investments in mutual
fund portfolios:
Proceeds from sales......      39,266    2,392,412    4,239,196      601,333  1,065,052        --
Cost of investments sold..     36,448    2,442,459    4,239,286      578,188  1,090,577        --_
Net realized gain (loss) on
investments..............       2,818      (50,047)         (90)      23,145    (25,525)       --
Net change in unrealized
appreciation or depreciation
of investments...........  (7,104,030)  (2,959,460)        (199) (13,046,187)  (718,640)  (24,601)
Net gain (loss) on
investments..............  (7,101,212)  (3,009,507)        (289) (13,023,042)  (744,165)  (24,601)
Net increase (decrease) in
net assets resulting from
operations............... $ 4,962,001  $(1,389,858)  $  151,290  $    63,078 $ (370,565) $(26,716)
* For the period Oct. 28, 1994 (commencement of operations) to Dec. 31, 1994.
See accompanying notes to financial statements.

Statements of Operations
           Year ended Dec. 31,1994
                          Combined
                          Variable
                          Account    _
Investment income (loss):
Dividend income from
mutual fund portfolios... $30,083,213
Expenses:
Mortality and expense
risk fee (Note 3)........   2,791,167
Total expenses...........   2,791,167
Investment income
(loss) -- net............  27,292,046
Realized and Unrealized Gain (Loss) on Investments -- net       _
Realized gain on sales of
investments in mutual
fund portfolios:
Proceeds from sales......   8,337,259
Cost of investments
sold.....................   8,386,958
Net realized gain (loss) on
 investments..............     (49,699)
Net change in unrealized
appreciation or
depreciation of
investments.............. (23,853,117)
Net gain (loss) on
investments.............. (23,902,816)
Net increase (decrease) in net assets
resulting from operations $ 3,389,230 _
* For the period Oct. 28, 1994 (commencement of operations) to Dec. 31, 1994.
See accompanying notes to financial statements.

PAGE 66
IDS Life Variable Life Separate Account -- Flexible Premium Survivorship Variable Life Subaccounts

Statements of Operations                                      Year ended Dec. 31, 1993

                                      Segregated Asset Subaccounts
                            U              V             W             X          Y   _
Investment income:
Dividend income from
mutual fund portfolios... $ 2,317,662  $1,222,509    $  103,803  $ 7,255,056 $314,966 _
Expenses:
Mortality and expense
risk fee (Note 3)........     736,850     156,515        35,692      693,795   44,107
Total expenses...........     736,850     156,515        35,692      693,795   44,107 _
Investment income
-- net............          1,580,812   1,065,994        68,111    6,561,261  270,859 _


Realized and Unrealized Gain (Loss) on Investments -- net                             _
Realized gain on sales of
investments in mutual
fund portfolios:
Proceeds from sales......     824,122     851,169     2,093,868      387,697  654,074
Cost of investments sold.     679,089     786,183     2,093,843      354,103  601,305 _
Net realized gain on
investments..............     145,033      64,986            25       33,594   52,769
Net change in unrealized
appreciation or
depreciation of
investments..............   9,696,478     904,140           (28)   7,262,233  144,644 _
Net gain (loss) on
investments..............   9,841,511     969,126            (3)   7,295,827  197,413 _
Net increase in net
assets resulting from
operations............... $11,422,323  $2,035,120    $   68,108  $13,857,088 $468,272 _

See accompanying notes to financial statements.

Statements of Operations
            Year ended Dec. 31, 1993
                             Combined
                             Variable
                              Account  _
Investment income:
Dividend income from
mutual fund portfolios... $11,213,996
Expenses:
Mortality and expense
risk fee (Note 3)........   1,666,959
Total expenses...........   1,666,959
Investment income
-- net......       ......   9,547,037


Realized and Unrealized Gain (Loss) on Investments -- net       _
Realized gain on sales of
investments in mutual fund
portfolios:
Proceeds from sales......   4,810,930
Cost of investments sold.   4,514,523
Net realized gain on
investments..............     296,407
 Net change in unrealized
appreciation or
depreciation of
investments..............  18,007,467
Net gain (loss) on
investments..............  18,303,874
Net increase in net
assets resulting from
operations............... $27,850,911

See accompanying notes to financial statements.

PAGE 67
IDS Life Variable Life Separate Account - Flexible Premium Survivorship Variable Life Subaccounts

Statements of Operations                                           Year ended Dec. 31, 1992

                                          Segregated Asset Subaccounts
                            U              V             W             X         Y   _
Investment income:
Dividend income from
mutual fund portfolios..  $1,892,298   $  899,958    $  131,483  $5,926,903  $214,281
Expenses:
Mortality and expense
risk fee (Note 3).......     401,356      102,770        35,728     422,054    29,155
Total expenses..........     401,356      102,770        35,728     422,054    29,155
Investment income
-- net...........          1,490,942      797,188        95,755   5,504,849   185,126


Realized and Unrealized Gain (Loss) on Investments -- net                            _
Realized gain on sales
of investments in mutual
fund portfolios:
Proceeds from sales.....     844,301    1,010,899     1,881,833     742,517   387,012
Cost of investments
sold....................     710,460      968,156     1,881,853     676,187   367,453
Net realized gain on
investments.............     133,841       42,743           (20)     66,330    19,559
Net change in unrealized
appreciation or
depreciation of
investments.............   3,154,481      139,034            37    (712,491)   19,724
Net gain (loss) on
investments.............   3,288,322      181,777            17    (646,161)   39,283
Net increase in net
assets resulting from
operations..............  $4,779,264   $  978,965    $   95,772  $4,858,688  $224,409

See accompanying notes to financial statements.

Statements of Operations
             Year ended Dec. 31, 1992
                             Combined
                             Variable
                              Account _
Investment income:
Dividend income from
mutual fund portfolios..  $ 9,064,923
Expenses:
Mortality and expense
risk fee (Note 3).......      991,063
(Note 6)................          ---
Total expenses..........      991,063
Investment income
-- net...........           8,073,860


Realized and Unrealized Gain (Loss) on Investments -- net        _
Realized gain on sales
of investments in mutual
fund portfolios:
Proceeds from sales.....    4,866,562
Cost of investments
 sold....................    4,604,109
Net realized gain on
investments.............      262,453
Net change in unrealized
appreciation or
depreciation of
investments.............    2,600,785
Net gain (loss) on
investments.............    2,863,238
Net increase in net
assets resulting from
operations..............  $10,937,098
See accompanying notes to financial statements.
/TABLE

PAGE 68

IDS Life Variable Life Separate Account -- Flexible Premium Survivorship Variable Life Subaccounts

Statements of Changes in Net Assets (Unaudited)                  Six month period ended June 30, 1995

                                               Segregated Asset Subaccounts
Operations                U             V            W            X              Y           IL      _
Investment income
-- net....         $  4,129,137   $   898,557   $  132,353 $  2,654,654    $  186,134 $    80,147
Net realized gain (loss)
on investments....       71,696       (15,943)        (102)       5,282        (7,593)       (213)
Net change in unrealized
appreciation or
depreciation of
investments.......   26,500,994     2,391,647           89    7,414,918       486,418   1,277,402 _
Net increase (decrease)
in net assets resulting
from operations...   30,701,827     3,274,261      132,340   10,074,854       664,959   1,357,336 _


Contract Transactions                                                                            _
Variable life
contract purchase
payments..........   30,636,475     4,099,483    1,511,201   25,981,819       888,719   3,286,810
Net transfers**...   10,346,881       928,172     (538,314)   7,442,200      (401,930)  4,341,293
Transfers for
policy loans......   (1,785,408)     (195,966)     (16,270)  (1,368,355)      (30,897)    (76,203)
Policy charges
(Note 3).........    (8,216,826)   (1,369,280)    (331,471)  (7,507,030)     (403,984)   (348,790)
Contract terminations:
Surrender benefits
(Note 7)..........   (3,519,961)     (514,407)    (139,322)  (3,090,201)     (129,978)    (47,496)
Death benefits....      (95,090)      (43,189)         163     (188,237)      (19,009)     (2,871) _
Increase from contract
transactions......   27,366,071     2,904,813      485,987   21,270,196       (97,079)  7,152,743  _
Net assets at
beginning of period.177,190,280    26,832,971    5,807,498  160,595,112     6,382,980   2,545,164  _
Net assets at end
of period........  $235,258,178   $33,012,045   $6,425,825 $191,940,162    $6,950,860 $11,055,243 _


Accumulation Unit Activity                                                                       _
Units outstanding
at beginning of
period............   86,671,509    16,248,127    4,147,565   70,902,569     3,949,666   2,581,651
 Contract purchase
payments..........   14,136,620     2,350,734    1,068,908   11,419,057       524,796   3,325,315
Net transfers**...    4,801,205       503,707     (382,282)   3,268,891      (237,103)  4,413,191
Transfers for
policy loans......     (818,027)     (112,836)     (11,414)    (601,362)      (18,101)    (71,828)
Policy charges....   (3,792,822)     (786,301)    (234,186)  (3,289,898)     (238,217)   (347,089)
Contract terminations:
Surrender
benefits..........   (1,620,990)     (295,347)     (98,758)  (1,359,427)      (75,882)    (46,124)
Death benefits....      (43,625)      (23,978)         ---      (82,187)      (11,475)     (2,555)
Units outstanding
at end of period...  99,333,870    17,884,106    4,489,833   80,257,643     3,893,684   9,852,561  _
** Includes transfer activity from (to) other subaccounts and transfers from (to) IDS Life's Fixed Account.

See accompanying notes to financial statements.

PAGE 69
Statements of Changes in Net Assets  Six months ended June 30, 1995
(Unaudited)

                                 Combined
                                 Variable
Operations                        Account_

Investment income
-- net.....                  $  8,080,982
Net realized gain (loss)
on investments....                 53,127
Net change in unrealized
appreciation or
depreciation of
investments.......             38,071,468
Net increase
in net assets
resulting from
operations........             46,205,577


Contract Transactions                    _
Variable life
contract purchase
payments..........             66,404,507
Net transfers**...             22,118,302
Transfers for
policy loans......             (3,473,099)
Policy charges
(Note 3)..........            (18,177,381)
Contract terminations:
Surrender benefits
(Note 7)..........             (7,441,365)
Death benefits....               (348,233)
Increase from contract
transactions......             59,082,731
Net assets at
beginning of period           379,354,005
Net assets at end
of period.........           $484,642,313
See accompanying notes to financial statements.

PAGE 70

IDS Life Variable Life Separate Account -- Flexible Premium Survivorship Variable Life Subaccounts

Statements of Changes in Net Assets                                       Year ended Dec. 31, 1994

                                               Segregated Asset Subaccounts
Operations             U             V            W            X              Y            IL*     _
Investment income
(loss) -- net....$ 12,063,213   $ 1,619,649   $  151,579 $ 13,086,120    $  373,600  $   (2,115)
Net realized gain (loss)
on investments....      2,818       (50,047)         (90)      23,145       (25,525)         --
Net change in unrealized
appreciation or
depreciation of
investments....... (7,104,030)   (2,959,460)        (199) (13,046,187)     (718,640)    (24,601) _
Net increase (decrease)
in net assets resulting
from operations...  4,962,001    (1,389,858)     151,290       63,078      (370,565)    (26,716) _


Contract Transactions                                                                            _
Variable life
contract purchase
payments.......... 53,662,326     8,536,627    3,045,575   47,393,912     2,349,108     479,249
Net transfers**... 31,299,656       674,364     (558,467)  29,895,792      (387,467)  2,131,779
Transfers for
policy loans...... (2,091,783)     (300,575)     (58,150)  (2,044,233)      (54,511)      2,570
Policy charges
(Note 3)......... (13,474,555)   (2,647,918)    (607,708) (12,642,019)     (803,474)    (32,704)
Contract terminations:
Surrender benefits
(Note 7).......... (6,281,648)   (1,072,188)    (131,954)  (6,054,959)     (240,666)     (9,014)
Death benefits....   (140,601)      (66,862)        (526)    (174,073)      (12,924)         --  _
Increase from contract
transactions...... 62,973,395     5,123,448    1,688,770   56,374,420       850,066   2,571,880  _
Net assets at
beginning of year.109,254,884    23,099,381    3,967,438  104,157,614     5,903,479          --  _
Net assets at end
of year..........$177,190,280   $26,832,971   $5,807,498 $160,595,112    $6,382,980  $2,545,164  _


Accumulation Unit Activity                                                                       _
Units outstanding
at beginning of
year.............. 54,422,093    13,255,311    2,911,403   45,869,757     3,444,125          --
Contract purchase
payments.......... 27,492,793     5,083,028    2,210,496   21,082,609     1,429,074     476,913
Net transfers**... 16,014,201       346,533     (394,967)  13,252,188      (244,851)  2,144,481
Transfers for
policy loans...... (1,070,031)     (178,817)     (42,438)    (910,619)      (33,478)      2,570
Policy charges.... (6,903,443)   (1,581,088)    (440,906)  (5,623,402)     (490,857)    (33,133)
Contract terminations:
Surrender
benefits.......... (3,212,348)     (637,064)     (95,759)  (2,691,231)     (146,375)     (9,180)
Death benefits.....   (71,756)      (39,776)        (264)     (76,733)       (7,972)         --  _
Units outstanding
at end of year.....86,671,509    16,248,127    4,147,565   70,902,569     3,949,666   2,581,651  _
*  For the period Oct. 28, 1994 (commencement of operations) to Dec. 31, 1994.
 ** Includes transfer activity from (to) other subaccounts and transfers from (to) IDS Life's Fixed Account.

See accompanying notes to financial statements.

PAGE 71
Statements of Changes in Net Assets  Year ended Dec. 31, 1994

                                Combined
                                Variable
Operations                       Account     _

Investment income
-- net.....                 $ 27,292,046
Net realized gain
on investments....               (49,699)
Net change in unrealized
appreciation or
depreciation of
investments.......           (23,853,117)
Net increase
in net assets
resulting from
operations........             3,389,230 _


Contract Transactions                    _
Variable life
contract purchase
payments..........           115,466,797
Net transfers**...            63,055,657
Transfers for
policy loans......            (4,546,682)
Policy charges
(Note 3)..........           (30,208,378)
Contract terminations:
Surrender benefits
(Note 7)..........           (13,790,429)
Death benefits....              (394,986)
Increase from contract
transactions......           129,581,979 _
Net assets at
beginning of year..          246,382,796 _
Net assets at end
of year...........          $379,354,005 _


See accompanying notes to financial statements.

PAGE 72

IDS Life Variable Life Separate Account -- Flexible Premium Survivorship Variable Life Subaccounts

Statements of Changes in Net Assets                                 Year ended Dec. 31, 1993

                                                       Segregated Asset Subaccounts
Operations                  U              V             W             X                Y   _
Investment income
(loss) -- net......... $  1,580,812    $ 1,065,994    $   68,111   $  6,561,261  $  270,859
Net realized gain on
investments...........      145,033         64,986            25         33,594      52,769
Net change in
unrealized appreciation
or depreciation of
investments...........    9,696,478        904,140           (28)     7,262,233     144,644
Net increase in net
assets resulting from
operations............   11,422,323      2,035,120        68,108     13,857,088     468,272

Contract Transactions                                                                       _
Variable life contract
purchase payments.....   32,464,306      6,060,987     1,554,484     25,900,710   1,749,312
Net transfers*........   16,961,735      4,584,703      (789,340)    20,407,541     583,218
Transfers for policy
loans.................   (1,694,630)      (401,220)     (134,351)    (1,551,680)   (104,939)
Policy charges
(Note 3)..............   (9,014,789)    (1,763,330)     (518,029)    (7,618,154)   (523,818)
Contract terminations:
Surrender benefits
(Note 7)..............   (4,699,668)      (915,691)     (205,110)    (4,918,800)   (209,353)
Death benefits........      (96,332)       (40,471)         (907)      (170,109)       (114)
Increase (decrease)
from contract
transactions..........   33,920,622      7,524,978       (93,253)    32,049,508   1,494,306 _
Net assets at
beginning of year.....   63,911,939     13,539,283     3,992,583     58,251,018   3,940,901 _
Net assets at end
of year............... $109,254,884    $23,099,381    $3,967,438   $104,157,614  $5,903,479 _

Statements of Changes in Net Assets      Year ended Dec. 31, 1993

                         Combined
                         Variable
Operations                Account  _
Investment income
(loss) -- net......... $  9,547,037
Net realized gain on
investments...........      296,407
Net change in
unrealized appreciation
or depreciation of
investments...........   18,007,467
Net increase in net
assets resulting from
operations............   27,850,911

Contract Transactions             _
Variable life contract
 purchase payments.....   67,729,799
Net transfers*........   41,747,857
 Transfers for policy
loans.................   (3,886,820)
Policy charges
(Note 3)..............  (19,438,120)
Contract terminations:
Surrender benefits
(Note 7)..............  (10,948,622)
Death benefits........     (307,933)
Increase (decrease)
from contract
transactions..........   74,896,161
Net assets at
beginning of year.....  143,635,724
Net assets at end
of year............... $246,382,796
/TABLE

PAGE 73

Statement of Changes in Net Assets (continued)                      Year ended Dec. 31, 1993
                                      Segregated Asset Subaccounts
Accumulation Unit Activity   U              V             W              X           Y     _
Units outstanding at
beginning of year.....   35,764,760      8,848,353     2,980,646     30,474,795   2,556,038
Contract purchase
payments..............   17,974,062      3,595,255     1,149,908     12,553,727   1,042,048
Net transfers*........    9,237,097      2,669,509      (584,109)     9,754,851     345,119
Transfers for policy
loans.................     (940,191)      (240,726)      (99,408)      (754,930)    (61,875)
Policy charges........   (5,003,599)    (1,050,173)     (383,329)    (3,709,711)   (312,977)
Contract terminations:
Surrender benefits....   (2,558,225)      (543,579)     (151,638)    (2,364,877)   (124,154)
Death benefits........      (51,811)       (23,328)         (667)       (84,098)        (74)
Units outstanding at
end of year  --           54,422,093    13,255,311     2,911,403     45,869,757   3,444,125 _
*Includes transfer activity from (to) other subaccounts and transfers from (to) IDS Life's Fixed Account.

See accompanying notes to financial statements.

PAGE 74

IDS Life Variable Life Separate Account -- Flexible Premium Survivorship Variable Life Subaccounts

Statements of Changes in Net Assets                                  Year ended Dec. 31, 1992

                                              Segregated Asset Subaccounts
Operations                  U              V             W             X                Y    _
Investment income
(loss) -- net.........   $ 1,490,942   $   797,188    $   95,755     $ 5,504,849  $  185,126
Net realized gain (loss)
on investments........       133,841        42,743           (20)         66,330      19,559
Net change in unrealized
appreciation or
depreciation of
investments...........     3,154,481       139,034            37        (712,491)     19,724 _
Net increase in net
assets resulting from
operations............     4,779,264       978,965        95,772       4,858,688     224,409 _

Contract Transactions                                                                        _
Variable life contract
purchase payments.....    23,236,690     4,085,437     1,842,613      17,439,530   1,260,401
Net transfers*........     9,216,089     1,710,222      (833,994)      6,369,564     829,269
Transfers for policy
loans.................      (766,712)     (210,589)     (112,799)     (1,003,174)    (47,091)
Policy charges
(Note 3)..............    (6,240,625)   (1,221,927)     (514,947)     (5,392,129)   (368,014)
Contract terminations:
Surrender benefits
(Note 7)..............    (1,726,671)     (278,322)     (243,054)     (1,884,376)   (125,779)
Death benefits........       (85,146)      (98,470)       (1,794)       (161,093)    (30,037)
Increase from
contract transactions..   23,633,625     3,986,351       136,025      15,368,322   1,518,749 _
Net assets at beginning
of year................   35,499,050     8,573,967     3,760,786      38,024,008   2,197,743 _
Net assets at end of
year...................  $63,911,939   $13,539,283    $3,992,583     $58,251,018  $3,940,901 _

Statements of Changes in Net Assets        Year ended Dec. 31, 1992

                             Combined
                             Variable
Operations                    Account  _
Investment income
(loss) -- net.........   $  8,073,860
Net realized gain (loss)
on investments........        262,453
Net change in unrealized
appreciation or
depreciation of
investments...........      2,600,785 _
Net increase in net
assets resulting from
operations............     10,937,098 _


Contract Transactions                _
Variable life contract
 purchase payments.....     47,864,671
Net transfers*........     17,291,150
 Transfers for policy
loans.................     (2,140,365)
Policy charges
(Note 3)..............    (13,737,642)
Contract terminations:
Surrender benefits
(Note 7)..............     (4,258,202)
Death benefits........       (376,540)
Increase from
contract transactions..    44,643,072 _
Net assets at beginning
of year................    88,055,554 _
Net assets at end of
year...................  $143,635,724 _

PAGE 75

Statements of Changes in Net Assets (continued)                       Year ended Dec. 31, 1992

                                                Segregated Asset Subaccounts
Accumulation Unit Activity     U            V              W               X           Y      _
Units outstanding at
beginning of year......   20,712,984     6,087,763     2,876,374      21,753,138   1,504,235
Contract purchase
payments...............   14,835,029     2,797,018     1,391,749       9,888,570     853,787
Net transfers*.........    5,831,590     1,203,837      (627,777)      3,608,328     583,466
Transfers for policy
loans..................     (484,769)     (144,801)      (85,406)       (569,015)    (32,629)
Policy charges.........   (3,981,775)     (834,389)     (388,578)     (3,055,172)   (248,958)
Contract terminations:
Surrender benefits.....   (1,098,991)     (190,763)     (184,347)     (1,060,613)    (83,580)
Death benefits.........      (49,308)      (70,312)       (1,369)        (90,441)    (20,283)
Units outstanding at
end of year............   35,764,760     8,848,353     2,980,646      30,474,795   2,556,038   _
*   Includes transfer activity from (to) other subaccounts and transfers from (to) IDS Life's Fixed Account.

See accompanying notes to financial statements.

PAGE 76
Notes to Financial Statements
1.  Organization

IDS Life Variable Life Separate Account (the Variable Account) was established on Oct. 16, 1985 as a segregated asset account of IDS Life Insurance Company (IDS Life) under Minnesota law and is registered as a single unit investment trust under the Investment Company Act of 1940. Operations of the Variable Account commenced on Jan. 20, 1986.

The Variable Account is comprised of various subaccounts. The assets of each subaccount of the Variable Account are not chargeable with liabilities arising out of the business conducted by any other Subaccount, Account or by IDS Life. The assets of the Variable Account shall be available, however, to cover the liabilities of IDS Life to the extent the assets of the Variable Account exceed its liabilities arising under the policies supported by it. Flexible Premium Survivorship Variable Life policy owners allocate their premium payment to one or more of the six subaccounts which are used in connection with those policies. Such funds are then invested in shares of six portfolios of IDS Life Series Fund, Inc. (the mutual fund).

The mutual fund, which commenced operations Jan. 20, 1986, is registered under the Investment Company Act of 1940 as a diversified, open-end management investment company. Funds are allocated to the subaccounts which are used in connection with Flexible Premium Survivorship Variable Life policies; Subaccount U invests in the shares of the Equity Portfolio; Subaccount V invests in the shares of the Income Portfolio; Subaccount W invests in the shares of the Money Market Portfolio; Subaccount X invests in the shares of the Managed Portfolio; Subaccount Y invests in the shares of the Government Securities Portfolio and Subaccount IL invests in the shares of the International Equity Portfolio.

IDS Life serves as manager, investment adviser and distributor for the Variable Account and the underlying series mutual fund.


2.  Summary of Significant Accounting Policies

Investments in Mutual Fund
Investments in shares of the mutual fund portfolios are stated at market value which is the net asset value per share as determined by the respective portfolios. Investment transactions are accounted for on the date the shares are purchased and sold. The cost of investments sold and redeemed is determined on the average cost method. Dividend distributions received from the portfolios are reinvested, net of any expenses payable to IDS Life, in additional shares of the portfolios and are recorded as income by the subaccounts on the ex-dividend date.

Federal Income Taxes
IDS Life is taxed as a life insurance company. The Variable Account is treated as part of IDS Life for federal income tax purposes.

Under existing federal income tax law, no income taxes are payable with respect to any investment income of the Variable Account.

PAGE 77
3.  Mortality and Expense Risk Fee and Policy Charges

IDS Life makes contractual assurances to the Variable Account that possible future adverse changes in administrative expenses and mortality experience of the policy owners and beneficiaries will not affect the Variable Account. The mortality and expense risk fee paid to IDS Life is computed daily and is equal, on an annual basis, to 0.9 percent of the daily net asset value of the Variable Account. A monthly deduction is made for the cost of insurance, the policy fee and the cost of any riders. The cost of insurance for the Policy month is determined on the monthly date by determining the net amount at risk, as of that day, and by then applying the cost of insurance rates to the net amount at risk which IDS Life is assuming for the succeeding month. The monthly deduction will be taken from the subaccounts as specified in the application for the Policy.

IDS Life deducts a policy fee of $30 per month for the first 15 years. This charge reimburses IDS Life for expenses incurred in administering the Policy, such as processing claims, maintaining records, making Policy changes and communicating with owners of Policies. IDS Life does not anticipate that it will make any profit on this charge. IDS Life reserves the right to change this charge in the future, but guarantees that it will never exceed $30.00 per month.

4.  Optional Insurance Benefit Charge

Each month IDS Life deducts charges for any optional insurance benefits added to the Policy by rider.

5.  Premium Expense Charge

IDS Life deducts a sales charge and a charge for premium taxes from each premium payment. The total of these charges is called the premium expense charge.

A sales charge of 7.25 percent of each premium payment will be deducted to compensate IDS Life for expenses relating to the distribution of the Policy, including agents' commissions, advertising, and the printing of the prospectuses and sales literature. In addition, IDS Life may charge a contingent deferred sales charge if the Policy is surrendered or lapses.

The Policy provides that a charge of 2.5 percent of each premium payment will be deducted to cover the premium taxes assesed by various states. Premium taxes vary from state to state. This charge is the average rate which IDS Life expects to pay on premiums from all states.

The Policy provides that a charge of 1.25 percent of each premium payment will be deducted to cover the federal taxes resulting from the sale of the policy. IDS Life reserves the right to change this charge in the future if applicable federal law changes.

PAGE 78
6.  Surrender Charge

There are surrender charges for full surrender in the first 15 years of the policy. They are generally level for 5 years and decreasing the next 10 years. The surrender charge is $4.00 per thousand dollars of the initial specified amount. This surrender charge reimburses IDS Life for the cost of issuing the policy. Charges by IDS Life for surrenders are not available on an individual segregated asset account basis. Charges for all segregated asset accounts amounted to $5,204,418 for the six months ended June 30, 1995, $6,969,493 in 1994, $4,408,562 in 1993, and
$3,649,836 in 1992. Such charges are not an expense of the subaccounts or Variable Account. They are deducted from contract surrender benefits paid by IDS Life.

7.  Investment Transactions

The subaccounts' purchases of portfolio shares, including reinvestment of dividend distributions, were as follows:

                                               Six Month
                                              period ended
                                                June 30,            Year Ended Dec. 31,
Subaccount   Investment                           1995          1994          1993          1992
                                              (unaudited)
     U       Equity Portfolio.................$32,134,074  $ 75,168,483   $36,394,018   $26,011,554
     V       Income Portfolio.................  4,570,041     9,135,509     9,442,140     5,794,439
     W       Money Market Portfolio...........  2,949,289     6,079,545     2,068,726     2,113,613
     X       Managed Portfolio................ 24,548,669    70,115,877    39,065,458    21,646,797
     Y       Government Securities Portfolio..    531,947     2,288,718     2,419,239     2,090,887
    IL*      International Equity Portfolio...  7,251,555     2,571,873          ----          ----
                                              $71,985,575  $165,360,005   $89,389,581   $57,657,290
*Commenced operations on Oct. 28, 1994.

PAGE 79

Condensed Financial Information (unaudited)
                                              Six month                                                          Period from
                                            period ended                                                          June 17 to
                                               June 30,                Year Ended Dec. 31,                          Dec. 31,
                                                1995     1994     1993     1992     1991     1990     1989     1988     1987*
Subaccount U (Equity)
Accumulation unit value at beginning of
period....................................      $2.04    $2.01    $1.79    $1.71    $1.04    $1.10    $0.90    $0.83    $1.00
Accumulation unit value at end of period..      $2.37    $2.04    $2.01    $1.79    $1.71    $1.04    $1.10    $0.90    $0.83
Number of accumulation units outstanding
at end of period (000 omitted)............     99,334   86,672   54,422   35,765   20,713   13,993    9,013    5,110    1,602
Subaccount V (Income)
Accumulation unit value at beginning of
period....................................      $1.65    $1.74    $1.53    $1.41    $1.23    $1.17    $1.06    $0.99    $1.00
Accumulation unit value at end of period..      $1.84    $1.65    $1.74    $1.53    $1.41    $1.23    $1.17    $1.06    $0.99
Number of accumulation units outstanding
at end of period (000 omitted)............     17,884   16,248   13,255    8,848    6,088    4,646    3,207    1,423      267
Subaccount W (Money Market)
Accumulation unit value at beginning of
period....................................      $1.40    $1.36    $1.34    $1.31    $1.25    $1.17    $1.08    $1.03    $1.00
Accumulation unit value at end of period..      $1.43    $1.40    $1.36    $1.34    $1.31    $1.25    $1.17    $1.08    $1.03
Number of accumulation units outstanding
at end of period (000 omitted)............      4,490    4,148    2,911    2,981    2,876    2,221    1,497      562      192
Subaccount X (Managed)
Accumulation unit value at beginning of
period....................................      $2.27    $2.27    $1.91    $1.75    $1.34    $1.25    $0.97    $0.90    $1.00
Accumulation unit value at end of period..      $2.39    $2.27    $2.27    $1.91    $1.75    $1.34    $1.25    $0.97    $0.90
Number of accumulation units outstanding
at end of period (000 omitted)............     80,258   70,903   45,870   30,475   21,753   15,649   10,496    8,247    3,550
Subaccount Y (Government Securities)
Accumulation unit value at beginning of
period....................................      $1.62    $1.71    $1.54    $1.46    $1.26    $1.20    $1.05    $1.00    $1.00
Accumulation unit value at end of period..      $1.78    $1.62    $1.71    $1.54    $1.46    $1.26    $1.20    $1.05    $1.00
Number of accumulation units outstanding
at end of period (000 omitted)............      3,894    3,949    3,444    2,556    1,504    1,096      491      271       55
Subaccount IL (International Equity)**
Accumulation unit value at beginning of
period....................................      $0.99    $1.00       --       --       --       --       --       --       --
Accumulation unit value at end of period..      $1.12    $0.99       --       --       --       --       --       --       --
Number of accumulation units outstanding
at end of period (000 omitted)............      9,853    2,582       --       --       --       --       --       --       --
*Operations commenced on June 17, 1987.
**For the period Oct. 27, 1994 (commencement of operations) to Dec. 31, 1994.

IDS Life Financial Information

The financial statements shown below are those of the insurance company and not those of the Fund and the Account. They are included in the prospectus for the purpose of informing investors as to the financial condition of the insurance company and its ability to carry out its obligations under the variable life insurance contracts.

IDS LIFE INSURANCE COMPANY
CONSOLIDATED BALANCE SHEETS                              June 30,

ASSETS                                                      1995
                                                         (Thousands)
                                                         (Unaudited)
Investments:
Fixed maturities:
Held to maturity, at amortized cost (Fair value:
1995, $11,553,681)                                       $11,217,462
Available for sale, at fair value (Amortized cost:
1995, $9,687,942)                                          9,867,064
Mortgage loans on real estate
(Fair value: 1995, $2,741,110)                             2,564,568
Policy loans                                                 403,445
Other investments                                             98,115

Total investments                                         24,150,654

Cash and cash equivalents                                     56,316
Receivables:
Reinsurance                                                   96,642
Amounts due from brokers                                       3,259
Other accounts receivable                                     34,402
Premiums due                                                   4,614
Total receivables                                            138,917

Accrued investment income                                    330,255
Deferred policy acquisition costs                          1,937,273
Deferred income taxes                                              -
Other assets                                                  46,332
Assets held in segregated asset
accounts, primarily common stocks at market               12,968,713

Total assets                                             $39,628,460
                                                          ==========
See accompanying notes to consolidated financial statements.

PAGE 81

IDS LIFE INSURANCE COMPANY
CONSOLIDATED BALANCE SHEETS (continued)

                                                          June 30,
LIABILITIES AND STOCKHOLDER'S EQUITY                         1995
                                                        (Thousands)
                                                        (Unaudited)

Liabilities:
Fixed annuities--future policy benefits                  $20,330,776
Universal life-type insurance--future policy benefits      2,986,664
Traditional life insurance--future policy benefits           208,703
Disability income, health and long-term care
insurance--future policy benefits                            285,771
Policy claims and other policyholders' funds                  86,488
Deferred income taxes                                         60,382
Amounts due to brokers                                       374,432
Other liabilities                                            259,876
Liabilities related to segregated asset accounts          12,968,713
Total liabilities                                         37,561,805
Stockholder's equity:
Capital stock, $30 par value per share;
100,000 shares authorized, issued and outstanding              3,000
Additional paid-in capital                                   237,384
Net unrealized gain (loss) on investments                    109,410
Retained earnings                                          1,716,861

Total stockholder's equity                                 2,066,655

Total liabilities and stockholder's equity               $39,628,460
                                                          ==========

Commitments and contingencies (Note 6)

See accompanying notes to consolidated financial statements.

PAGE 82

IDS LIFE INSURANCE COMPANY
CONSOLIDATED STATEMENTS OF INCOME
                                                     Six months ended
                                                         June 30,
                                                            1995
                                                        (Thousands)
                                                        (Unaudited)
Revenues:
Premiums:
Traditional life insurance                           $   25,455
Disability income and long-term care insurance           53,312

Total premiums                                           78,767

Policyholder and contractholder charges                 125,171
Management and other fees                                97,430
Net investment income                                   936,720
Net loss on investments                                  (2,750)

Total revenues                                        1,235,338

Benefits and expenses:
Death and other benefits: Traditional life
insurance                                                15,355
Death and other benefits: Universal life-type
insurance and investment contracts                       34,023
Death and other benefits: Disability income,
health and long-term care insurance                       8,513
Increase (decrease) in liabilities for future
policy benefits: Traditional life insurance              (1,721)
Disability income, health and
long-term care insurance                                 25,272
Interest credited on universal life-type
insurance and investment contracts                      641,874
Amortization of deferred policy acquisition costs       124,617
Other insurance and operating expenses                  110,293

Total benefits and expenses                             958,226
Income before income taxes                              277,112
Income taxes                                             96,380

Net income                                           $  180,732
                                                      =========

See accompanying notes to consolidated financial statements.

PAGE 83

IDS LIFE INSURANCE COMPANY
CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                     Six months ended
                                                         June 30,
                                                            1995
                                                        (Thousands)
                                                        (Unaudited)

Cash flows from operating activities:
Net income                                            $ 180,732
Adjustments to reconcile net income to
net cash provided by operating activities:
Issuance--Policy loans, excluding universal
life-type insurance:                                   (22,684)
Repayment--Policy loans, excluding universal
life--type insurance                                     18,321
Change in reinsurance receivable                        (16,338)
Change in other accounts receivable                      15,343
Change in accrued investment income                     (12,745)
Change in deferred policy acquisition costs, net       (100,483)
Change in liabilities for future policy
benefits for traditional life, disability income,
health and long-term care insurance                      43,643
Change in policy claims and other policyholders' funds   36,420
Change in deferred income taxes                         (22,928)
Change in other liabilities                             (32,026)
Amortization of premium (accretion
of discount), net                                       (12,184)
Net loss on investments                                   2,750
Premiums related to universal life--type insurance      227,118
Surrenders and death benefits related to
universal life--type insurance                         (148,131)
Interest credited to account balances related
to universal life--type insurance                        80,075
Policyholder and contractholder charges, non-cash       (68,498)
Other, net                                                9,723

Net cash provided by operating activities             $ 178,108

See accompanying notes to consolidated financial statements.

PAGE 84

IDS LIFE INSURANCE COMPANY
CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

                                                     Six months ended
                                                         June 30,
                                                            1995
                                                        (Thousands)
                                                        (Unaudited)

Cash flows from investing activities:
Fixed maturities held to maturity:
Purchases                                             $  (391,215)
Maturities, sinking fund payments and calls               307,164
Sales                                                     125,282
Fixed maturities available for sale:
Purchases                                              (1,567,022)
Maturities, sinking fund payments and calls               323,689
Sales                                                      14,820
Other investments, excluding policy loans:
Purchases                                                (294,900)
Sales                                                      93,620
Change in amounts due from brokers                          4,674
Change in amounts due to brokers                          147,695

Net cash used in investing activities                  (1,236,193)

Cash flows from financing activities:
Activity related to investment contracts:
Considerations received                                 1,829,091
Surrenders and death benefits                          (1,422,092)
Interest credited to account balances                     561,798
Universal life-type insurance policy loans:
Issuance                                                  (43,467)
Repayment                                                  26,297
Cash dividend to parent                                  (105,000)

Net cash provided by financing activities                 846,627

Net increase (decrease) in cash and
cash equivalents                                         (211,458)

Cash and cash equivalents at
beginning of period                                       267,774

Cash and cash equivalents at
end of period                                         $    56,316
                                                       ==========


See accompanying notes to consolidated financial statements.

PAGE 85
IDS LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 1995 ($ in thousands) (unaudited)

1.   General

In the opinion of the management of IDS Life Insurance
Company (the Company), the accompanying unaudited consolidated financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to present fairly its balance sheet as of June 30, 1995, statements of income for the three and six months ended June 30, 1995 and 1994 and statements of cash flows for the six months ended June
30, 1995 and 1994.

The Company is a wholly owned subsidiary of American
Express Financial Corporation which is a wholly owned subsidiary of American Express Company. The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, IDS Life Insurance Company of New York,
American Enterprise Life Insurance Company, American
Centurion Life Assurance Company and American Partners
Life Insurance Company. All material intercompany accounts and transactions have been eliminated in consolidation.

2.  Nature of business

The Company is engaged in the life insurance and annuity business. The Company sells various forms of fixed and variable individual life insurance, group life insurance,individual and group disability income insurance, long-term care insurance, and single and installment premium fixed and variable annuities.

3.  Statements of cash flows

The Company considers investments with a maturity at the date of their acquisition of three months or less to be cash equivalents. These securities are carried principally at amortized cost which approximates market value.

Cash paid for interest on borrowings totaled $1,879 and $1,377 for the six months ended June 30, 1995 and 1994, respectively. Cash paid for income taxes totaled
$111,800 and $110,658 for the six months ended June 30, 1995 and 1994, respectively.

IDS LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
($ in thousands) (unaudited)    (continued)

4.  Commitments and contingencies

Commitments for purchases of investments in the ordinary course of business at June 30, 1995 aggregated
$266,503.

The maximum amount of risk retained by the Company on any one life is $750 of life and waiver of premium benefits plus $50 of accidental death benefits. The excesses are reinsured with other life insurance companies on a yearly renewable term basis.

The Company is a defendant in various lawsuits, none of which, in the opinion of the Company counsel, will result in a material liability.

PAGE 87

IDS LIFE INSURANCE COMPANY
CONSOLIDATED BALANCE SHEETS                              Dec. 31,             Dec. 31,

ASSETS                                                      1994                1993
                                                                   (Thousands)
Investments:
Fixed maturities:
Held to maturity, at amortized cost (Fair value:
1994, $10,694,800)                                       $11,269,861         $        -
Available for sale, at fair value (Amortized cost:
1994, $8,459,128)                                          8,017,555                  -
Investment securities, at amortized cost (Fair value:
1993, $20,425,979)                                                -           19,392,424
Mortgage loans on real estate
(Fair value: 1994, $2,342,520; 1993, $2,125,686)           2,400,514           2,055,450
Policy loans                                                 381,912             350,501
Other investments                                             51,795              56,307

Total investments                                         22,121,637          21,854,682

Cash and cash equivalents                                    267,774             146,281
Receivables:
Reinsurance                                                   80,304              55,298
Amounts due from brokers                                       7,933               5,719
Other accounts receivable                                     49,745              21,459
Premiums due                                                   1,594               1,329
Total receivables                                            139,576              83,805

Accrued investment income                                    317,510             307,177
Deferred policy acquisition costs                          1,865,324           1,652,384
Deferred income taxes                                        124,061                   -
Other assets                                                  30,426              21,730
Assets held in segregated asset
accounts, primarily common stocks at market               10,881,235           8,991,694

Total assets                                             $35,747,543         $33,057,753
                                                          ==========          ==========

See accompanying notes to consolidated financial statements.

PAGE 88

IDS LIFE INSURANCE COMPANY
CONSOLIDATED BALANCE SHEETS (continued)

                                                          Dec. 31,            Dec. 31,
LIABILITIES AND STOCKHOLDER'S EQUITY                         1994               1993
                                                                   (Thousands)

Liabilities:
Fixed annuities--future policy benefits                  $19,361,979         $18,492,135
Universal life-type insurance--future policy benefits      2,896,100           2,753,455
Traditional life insurance--future policy benefits           206,754             210,205
Disability income, health and long-term care
insurance--future policy benefits                            244,077             185,272
Policy claims and other policyholders' funds                  50,068              44,516
Deferred income taxes                                             -              43,620
Amounts due to brokers                                       226,737             351,486
Other liabilities                                            291,902             292,024
Liabilities related to segregated asset accounts          10,881,235           8,991,694

Total liabilities                                         34,158,852          31,364,407

Stockholder's equity:
Capital stock, $30 par value per share;
100,000 shares authorized, issued and outstanding              3,000               3,000
Additional paid-in capital                                  222,000             222,000
Net unrealized gain (loss) on investments                   (275,708)                114
Retained earnings                                          1,639,399           1,468,232

Total stockholder's equity                                 1,588,691           1,693,346

Total liabilities and stockholder's equity               $35,747,543         $33,057,753
                                                          ==========          ==========

Commitments and contingencies (Note 6)

See accompanying notes to consolidated financial statements.

PAGE 89

IDS LIFE INSURANCE COMPANY
CONSOLIDATED STATEMENTS OF INCOME
                                                                Years ended Dec. 31,
                                                            1994          1993           1992
                                                                      (Thousands)
Revenues:
Premiums:
Traditional life insurance                         $   48,184    $   48,137     $   49,719
Disability income and long-term care insurance         96,456        79,108         64,660

Total premiums                                        144,640       127,245        114,379

Policyholder and contractholder charges               219,936       184,205        156,368
Management and other fees                             164,169       120,139         84,591
Net investment income                               1,781,873     1,783,219      1,616,821
Net loss on investments                                (4,282)       (6,737)        (3,710)

Total revenues                                      2,306,336     2,208,071      1,968,449

Benefits and expenses:
Death and other benefits: Traditional life
insurance                                              28,263        32,136         34,139
Death and other benefits: Universal life-type
insurance and investment contracts                     52,027        49,692         42,174
Death and other benefits: Disability income,
health and long-term care insurance                    13,393        13,148         10,701
Increase (decrease) in liabilities for future
policy benefits: Traditional life insurance            (3,229)       (4,513)        (5,788)
Disability income, health and
long-term care insurance                               37,912        32,528         27,172
Interest credited on universal life-type
insurance and investment contracts                  1,174,985     1,218,647      1,188,379
Amortization of deferred policy acquisition costs     280,372       211,733        140,159
Other insurance and operating expenses                210,101       241,974        215,692

Total benefits and expenses                         1,793,824     1,795,345      1,652,628

Income before income taxes                            512,512       412,726        315,821

Income taxes                                          176,343       142,647        104,651

Net income                                         $  336,169    $  270,079     $  211,170
                                                    =========     =========      =========

See accompanying notes to consolidated financial statements.

PAGE 90

IDS LIFE INSURANCE COMPANY
CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                Years ended Dec. 31,
                                                         1994          1993           1992
                                                                      (Thousands)

Cash flows from operating activities:
Net income                                            $ 336,169     $ 270,079      $ 211,170
Adjustments to reconcile net income to
net cash provided by operating activities:
Issuance--Policy loans, excluding universal
life-type insurance:                                    (37,110)      (35,886)       (32,881)
Repayment--Policy loans, excluding universal
life--type insurance                                     33,384        29,557         26,750
Change in reinsurance receivable                        (25,006)      (55,298)             -
Change in other accounts receivable                     (28,286)       (1,364)        (4,772)
Change in accrued investment income                     (10,333)      (22,057)       (15,853)
Change in deferred policy acquisition costs, net       (192,768)     (211,509)      (229,252)
Change in liabilities for future policy
benefits for traditional life, disability income,
health and long-term care insurance                      55,354        79,695         21,384
Change in policy claims and other policyholders' funds    5,552        (5,383)        (1,347)
Change in deferred income taxes                         (19,176)      (44,237)       (30,385)
Change in other liabilities                                (122)       56,515         88,997
Amortization of premium (accretion
of discount), net                                        30,921       (27,438)        (4,289)
Net loss on investments                                   4,282         6,737          3,710
Premiums related to universal life--type insurance      409,035       397,883        312,621
Surrenders and death benefits related to
universal life--type insurance                         (290,427)     (255,133)      (166,162)
Interest credited to account balances related
to universal life--type insurance                       150,955       156,885        161,873
Policyholder and contractholder charges, non-cash      (126,918)     (115,140)      (100,975)
Other, net                                               (8,974)       (1,907)       (10,647)

Net cash provided by operating activities             $ 286,532     $ 221,999      $ 229,942

See accompanying notes to consolidated financial statements.

PAGE 91

IDS LIFE INSURANCE COMPANY
CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

                                                                 Years ended Dec. 31,
                                                            1994          1993           1992
                                                                      (Thousands)

Cash flows from investing activities:
Fixed maturities held to maturity:
Purchases                                             $   (879,740)  $         -   $        -
Maturities, sinking fund payments and calls              1,651,762             -            -
Sales                                                       58,001             -            -
Fixed maturities available for sale:
Purchases                                               (2,763,278)            -            -
Maturities, sinking fund payments and calls              1,234,401             -            -
Sales                                                      374,564             -            -

Fixed maturities:
Purchases                                                      -      (6,548,852) (6,590,279)
Maturities, sinking fund payments and calls                    -       3,934,055   2,696,239
Sales                                                          -         487,983   1,011,093
Other investments, excluding policy loans:
Purchases                                                 (634,807)     (553,694)   (411,069)
Sales                                                      243,862       123,352      67,097
Change in amounts due from brokers                          (2,214)       14,483     289,335
Change in amounts due to brokers                          (124,749)       92,832      42,182

Net cash used in investing activities                     (842,198)   (2,449,841) (2,895,402)

Cash flows from financing activities:
Activity related to investment contracts:
Considerations received                                  3,157,778     2,843,668   2,821,069
Surrenders and death benefits                           (3,311,965)   (1,765,869) (1,168,633)
Interest credited to account balances                    1,024,031     1,071,917   1,026,506
Universal life-type insurance policy loans:
Issuance                                                   (78,239)      (70,304)    (72,007)
Repayment                                                   50,554        46,148      40,351
Capital contribution from parent                               -         200,000           -
Cash dividend to parent                                   (165,000)      (25,000)    (20,000)

Net cash provided by financing activities                  677,159     2,300,560   2,627,286

Net increase (decrease) in cash and
cash equivalents                                           121,493        72,718     (38,174)

Cash and cash equivalents at
beginning of year                                          146,281        73,563     111,737

Cash and cash equivalents at
end of year                                            $   267,774   $   146,281  $   73,563
                                                       ==========    ==========    ==========

See accompanying notes to consolidated financial statements.

PAGE 92
IDS LIFE INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ($ Thousands)
Dec. 31, 1994, 1993 and 1992

1.   Summary of significant accounting policies

Nature of business

IDS Life Insurance Company (the Company) is engaged in the insurance and annuity business. The Company sells various forms of fixed and variable individual life insurance, group life insurance, individual and group disability income insurance, long-term care insurance, and single and installment premium fixed and variable annuities.

Basis of presentation

The Company is a wholly owned subsidiary of American Express Financial Corporation (formerly IDS Financial Corporation), which is a wholly owned subsidiary of American Express Company. The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, IDS Life Insurance Company of New York, American Enterprise Life Insurance Company and American Partners Life Insurance Company. All material intercompany accounts and transactions have been eliminated in consolidation.

The accompanying consolidated financial statements have been prepared in conformity with generally accepted accounting principles which vary in certain respects from reporting practices prescribed or permitted by state insurance regulatory authorities.

Investments

As of January 1, 1994, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Under SFAS No. 115, fixed maturities that the Company has both the positive intent and the ability to hold to maturity are classified as held to maturity and carried at amortized cost. All other fixed maturities and all marketable equity securities are classified as available for sale and carried at fair value. Unrealized gains and losses on securities classified as available for sale are carried as a separate component of stockholder's equity. The effect of adopting SFAS No. 115 was to increase stockholder's equity by approximately $181 million, net of tax, as of Jan. 1, 1994, but the adoption had no impact on the Company's net income.

Management determines the appropriate classification of fixed maturities at the time of purchase and reevaluates the classification at each balance sheet date.

PAGE 93
1.   Summary of significant accounting policies (continued)

Mortgage loans on real estate are carried principally at the unpaid principal balances of the related loans. Policy loans are carried at the aggregate of the unpaid loan balances which do not exceed the cash surrender values of the related policies. Other investments include interest rate caps and equity securities. When evidence indicates a decline, which is other than temporary, in the underlying value or earning power of individual investments, such investments are written down to the fair value by a charge to income. Equity securities are carried at market value and the related net unrealized appreciation or depreciation is reported as a credit or charge to stockholder's equity.

Realized investment gain or loss is determined on an identified cost basis.

Prepayments are anticipated on certain investments in mortgage-backed securities in determining the constant effective yield used to recognize interest income. Prepayment estimates are based on information received from brokers who deal in mortgage-backed securities.

Statement of cash flows

The Company considers investments with a maturity at the date of their acquisition of three months or less to be cash equivalents.
These securities are carried principally at amortized cost which approximates fair value.

Supplementary information to the consolidated statement of cash flows for the years ended Dec. 31 is summarized as follows:

                                1994      1993      1992
Cash paid during the year
for:
Income taxes                  $226,365  $188,204  $140,445
Interest on borrowings           1,553     2,661     1,265

Recognition of profits on annuity contracts and insurance policies

The Company issues single premium deferred annuity contracts that provide for a service fee (surrender charge) at annually decreasing rates upon withdrawal of the annuity accumulation value by the contract owner. No sales fee is deducted from the contract considerations received on these contracts ("no load" annuities). All of the Company's single premium deferred annuity contracts provide for crediting the contract owners' accumulations at specified rates of interest. Such rates are revised by the Company from time to time based on changes in the market investment yield rates for fixed-income securities.

Profits on single premium deferred annuities and installment annuities are recognized by the Company over the lives of the contracts and represent the excess of investment income earned from investment of contract considerations over interest credited to contract owners and other expenses.

PAGE 94
1.   Summary of significant accounting policies (continued)

The retrospective deposit method is used in accounting for universal life-type insurance. This method recognizes profits over the lives of the policies in proportion to the estimated gross profits expected to be realized.

Premiums on traditional life, disability income, health and long-term care insurance policies are recognized as revenue when collected or due, and related benefits and expenses are associated with premium revenue in a manner that results in recognition of profits over the lives of the insurance policies. This association is accomplished by means of the provision for future policy benefits and the deferral and subsequent amortization of policy acquisition costs.

Deferred policy acquisition costs

The costs of acquiring new business, principally sales compensation, policy issue costs, underwriting and certain sales expenses, have been deferred on insurance and annuity contracts.

The deferred acquisition costs for single premium deferred annuities and installment annuities are amortized based upon surrender charge revenue and a portion of the excess of investment income earned from investment of the contract considerations over the interest credited to contract owners. The costs for universal life-type insurance are amortized over the lives of the policies as a percentage of the estimated gross profits expected to be realized on the policies. For traditional life, disability income, health and long-term care insurance policies, the costs are amortized over an appropriate period in proportion to premium revenue.

Liabilities for future policy benefits

Liabilities for universal life-type insurance, single premium deferred annuities and installment annuities are accumulation values.

Liabilities for fixed annuities in a benefit status are based on the Progressive Annuity Table with interest at 5 percent, the 1971 Individual Annuity Table with interest at 7 percent or 8.25 percent, or the 1983a Table with various interest rates ranging from 5.5 percent to 9.5 percent, depending on year of issue.

Liabilities for future benefits on traditional life insurance have been computed principally by the net level premium method, based on anticipated rates of mortality (approximating the 1965-1970 Select and Ultimate Basic Table for policies issued after 1980 and the 1955-1960 Select and Ultimate Basic Table for policies issued prior to 1981) and the 1975-1980 Select and Ultimate Basic Table for term insurance policies issued after 1984, policy persistency derived from Company experience data (first year rates ranging from approximately 70 percent to 90 percent and increasing rates thereafter), and estimated future investment yields of 4 percent for policies issued before 1974 and 5.25 percent for policies issued from 1974 to 1980. Cash value plans issued in 1980 and later assume future investment rates that grade from 9.5 percent to

PAGE 95
1.   Summary of significant accounting policies (continued)

5 percent over 20 years. Term insurance issued from 1981 to 1984 assumes an 8 percent level investment rate, term insurance issued from 1985-1993 assumes investment rates that grade from 10 percent to 6 percent over 20 years and term insurance issued after 1993 assumes investment rates that grade from 8.7 percent to 6.57 percent over 7 years.

Liabilities for future disability income policy benefits have been computed principally by the net level premium method, based on the 1964 Commissioners Disability Table with the 1958 Commissioners Standard Ordinary Mortality Table at 3 percent interest for 1980 and prior, 8 percent interest for persons disabled from 1981 to 1991, 7.7 percent interest for persons disabled in 1992 and 6 percent interest for persons disabled after 1992.

Liabilities for future benefits on long-term care insurance have been computed principally by the net level premium method, using morbidity rates based on the 1985 National Nursing Home Survey and mortality rates based on the 1983a Table. The interest rate basis is 9.5 percent grading to 7 percent over ten years for policies issued from 1989 to 1992, 7.75 percent grading to 7 percent over four years for policies issued after 1992, 8 percent for claims incurred in 1989 to 1991, 7.7 percent for claims incurred in 1992 and 6.7 percent for claims incurred after 1992.

Reinsurance

The maximum amount of life insurance risk retained by the Company on any one life is $750 of life and waiver of premium benefits plus $50 of accidental death benefits. The maximum amount of disability income risk retained by the Company on any one life is $6 of monthly benefit for benefit periods longer than three years. The excesses are reinsured with other life insurance companies on a yearly renewable term basis. Graded premium whole life policies and long term care are primarily reinsured on a coinsurance basis.

Federal income taxes

The Company's taxable income is included in the consolidated federal income tax return of American Express Company. The Company provides for income taxes on a separate return basis, except that, under an agreement between American Express Financial Corporation and American Express Company, tax benefit is recognized for losses to the extent they can be used on the consolidated tax return. It is the policy of American Express Financial Corporation and its subsidiaries that American Express Financial Corporation will reimburse a subsidiary for any tax benefit.

Included in other receivables at Dec. 31, 1994 is $22,034 receivable from American Express Financial Corporation for federal income taxes. Included in other liabilities at Dec.31, 1993 is $14,709 payable to American Express Financial Corporation for federal income taxes.

PAGE 96
1.   Summary of significant accounting policies (continued)

Segregated asset account business

The segregated asset account assets and liabilities represent funds held for the exclusive benefit of the variable annuity and variable life insurance contract owners. The Company receives investment management and mortality and expense assurance fees from the variable annuity and variable life insurance mutual funds and segregated asset accounts. The Company also deducts a monthly cost of insurance charge and receives a minimum death benefit guarantee fee and issue and administrative fee from the variable life insurance segregated asset accounts.

The Company makes contractual mortality assurances to the variable annuity contract owners that the net assets of the segregated asset accounts will not be affected by future variations in the actual life expectancy experience of the annuitants and the beneficiaries from the mortality assumptions implicit in the annuity contracts. The Company makes periodic fund transfers to, or withdrawals from, the segregated asset accounts for such actuarial adjustments for variable annuities that are in the benefit payment period. The Company guarantees, for the variable life insurance policyholders, the contractual insurance rate and that the death benefit will never be less than the death benefit at the date of issuance.

Reclassification

Certain 1993 and 1992 amounts have been reclassified to conform to the 1994 presentation.

2.   Investments

Fair values of investments in fixed maturities represent quoted market prices and estimated values when quoted prices are not available. Estimated values are determined by established procedures involving, among other things, preview of market indices, price levels of current offerings of comparable issues, price estimates and market data from independent brokers and financial files.

Net gain (loss) on investments for the years ended Dec.31 is summarized as follows:

                           1994        1993        1992

Fixed maturities        $(1,575)   $ 20,583    $ 22,075
Mortgage loans           (3,013)    (25,056)    (13,444)
Other investments           306      (2,264)    (12,341)
                          -----       -----      ------
                        $(4,282)   $ (6,737)   $ (3,710)
                          =====       =====      ======

Changes in net unrealized appreciation (depreciation) of investments for the years ended Dec. 31 are summarized as follows:

PAGE 97
2.   Investments (continued)
                          1994          1993       1992
Fixed maturities:
Held to maturity      $(1,329,740)  $     --   $   --
Available for sale       (720,449)        --       --
Investment securities        ---       323,060   (128,683)
Equity securities          (2,917)        (156)       300

The amortized cost, gross unrealized gains and losses and fair values of investments in fixed maturities and equity securities at Dec. 31, 1994 are as follows:

                                             Gross         Gross
                            Amortized      Unrealized    Unrealized       Fair
Held to maturity               Cost          Gains         Losses         Value
U.S. Government
agency obligations       $    21,500     $     43       $  4,372   $    17,171
State and municipal
obligations                    9,687          132           --           9,819
Corporate bonds
and obligations            8,806,707      100,468        459,568     8,447,607
Mortgage-backed
securities                 2,431,967       10,630        222,394     2,220,203
                          ----------      -------        -------    ----------
                         $11,269,861     $111,273       $686,334   $10,694,800
                          ==========      =======        =======    ==========

                                             Gross         Gross
                            Amortized      Unrealized    Unrealized       Fair
Available for sale             Cost          Gains         Losses         Value

U.S. Government
agency obligations        $  128,093      $   756       $  1,517    $  127,332
State and municipal
obligations                   11,008          702           --          11,710
Corporate bonds
and obligations            1,142,321       24,166          7,478     1,159,009
Mortgage-backed
securities                 7,177,706        9,514        467,716     6,719,504
                           ---------       ------        -------     ---------
Total fixed maturities     8,459,128       35,138        476,711     8,017,555

Equity securities              4,663         --            2,757         1,906
                           ---------       ------        -------     ---------
                          $8,463,791      $35,138       $479,468    $8,019,461
                           =========       ======        =======     =========

The change in net unrealized gain (loss) on available for sale securities included as a separate component of stockholder's equity was $(275,822) in 1994.

The amortized cost, gross unrealized gains and losses and fair values of investments in fixed maturities carried at amortized cost at Dec. 31, 1993 are as follows:

PAGE 98
2.   Investments (continued)

                                             Gross         Gross
                            Amortized      Unrealized    Unrealized       Fair
                               Cost          Gains         Losses         Value
U.S. Government
agency obligations       $    63,532   $    3,546       $  1,377   $    65,701
State and municipal
obligations                   11,072        2,380           --          13,452
Corporate bonds
and obligations            9,339,297      768,747         22,929    10,085,115
Mortgage-backed
securities                 9,978,523      341,067         57,879    10,261,711
                          ----------    ---------        -------    ----------
                         $19,392,424   $1,115,740       $ 82,185   $20,425,979
                          ==========    =========        =======    ==========

At Dec. 31, 1993, net unrealized appreciation on equity securities included $160 of gross unrealized appreciation, $nil of gross unrealized depreciation and deferred tax credits of $46. The fair value of equity securities was $1,900 at Dec. 31, 1993.

The amortized cost and fair value of investments in fixed maturities at Dec. 31, 1994 by contractual maturity are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                               Amortized           Fair
Held to maturity                    Cost          Value

Due in one year or less      $   108,056       $   109,228
Due from one to five years     1,412,335         1,423,394
Due from five to ten years     5,467,826         5,245,742
Due in more than ten years     1,849,677         1,696,233
Mortgage-backed securities     2,431,967         2,220,203
                              ----------        ----------
                             $11,269,861       $10,694,800
                              ==========        ==========

                               Amortized           Fair
Available for sale                  Cost          Value

Due from one to five years    $  757,160        $  756,842
Due from five to ten years       433,717           449,057
Due in more than ten years        90,545            92,152
Mortgage-backed securities     7,177,706         6,719,504
                               ---------         ---------
                              $8,459,128        $8,017,555
                               =========         =========

During the year ended Dec. 31, 1994, fixed maturities classified as held to maturity were sold with proceeds of $58,001 and gross realized gains and losses on such sales were $226 and $3,515, respectively. The sale of these fixed maturities was due to credit deterioration.

In addition, fixed maturities available for sale were sold during 1994 with proceeds of $374,564 and gross realized gains and losses on such sales were $1,861 and $7,602, respectively.
PAGE 99
2.   Investments (continued)

Proceeds from sales of investments in fixed maturities during 1993 were $487,983. During 1993, gross gains of $48,499 and gross losses of $43,039, respectively, were realized on those sales.

At Dec. 31, 1994, bonds carried at $6,536 were on deposit with various states as required by law.

Net investment income for the years ended Dec. 31 is summarized as follows:

                           1994         1993        1992

Interest on fixed
maturities              $1,556,756  $1,589,802  $1,449,234
Interest on mortgage
loans                      196,521     175,063     148,693
Other investment income     38,366      29,345      24,281
Interest on cash
equivalents                  6,872       2,137       5,363
                           -------     -------     -------
                         1,798,515   1,796,347   1,627,571
Less investment
expenses                    16,642      13,128      10,750
                           -------     -------     -------
                        $1,781,873  $1,783,219  $1,616,821
                           =======     =======     =======

At Dec. 31, 1994, investments in fixed maturities comprised 87 percent of the Company's total invested assets. These securities are rated by Moody's and Standard & Poor's (S&P), except for securities carried at cost approximately $1.7 billion which are rated by American Express Financial Corporation internal analysts using criteria similar to Moody's and S&P. A summary of investments in fixed maturities, at amortized cost, by rating on Dec. 31 is as follows:

Rating                    1994               1993

Aaa/AAA               $ 9,708,047        $ 9,959,884
Aa/AA                     242,914            258,659
Aa/A                      119,952            160,638
A/A                     2,567,947          2,021,177
A/BBB                     725,755            654,949
Baa/BBB                 3,849,188          3,936,366
Baa/BB                    796,063            717,606
Below investment
grade                   1,719,123          1,683,145
                       ----------         ----------
                      $19,728,989        $19,392,424
                       ==========         ==========

At Dec. 31, 1994, 97 percent of the securities rated Aaa/AAA are GNMA, FNMA and FHLMC mortgage-backed securities. No holdings of any other issuer are greater than 1 percent of the Company's total investments in fixed maturities.

PAGE 100
2.   Investments (continued)

At Dec. 31, 1994, approximately 10.9 percent of the Company's invested assets were mortgage loans on real estate. Summaries of mortgage loans by region of the United States and by type of real estate at Dec. 31, 1994 and 1993 are as follows:

                                 Dec. 31, 1994               Dec. 31, 1993
                           On Balance   Commitments    On Balance  Commitments
    Region                    Sheet     to Purchase       Sheet    to Purchase
East North Central         $  581,142    $ 62,291    $  552,150    $ 20,933
West North Central            257,996       7,590       361,704      16,746
South Atlantic                597,896      63,010       452,679      52,440
Middle Atlantic               408,940      34,478       260,239      41,090
New England                   209,867      23,087       155,214      17,620
Pacific                       138,900        --         120,378      15,492
West South Central             50,854        --          43,948         525
East South Central             67,503        --          73,748          --
Mountain                      122,668      18,750        70,410      14,594
                              -------     -------       -------     -------
                            2,435,766     209,206     2,090,470     179,440
Less allowance for losses      35,252        --          35,020          --
                              -------     -------       -------     -------
                           $2,400,514    $209,206    $2,055,450    $179,440
                              =======     =======       =======     =======

PAGE 101
2.   Investments (continued)

                                 Dec. 31, 1994               Dec. 31, 1993
                           On Balance   Commitments    On Balance  Commitments
    Property type             Sheet     to Purchase       Sheet    to Purchase

Apartments                 $  904,012    $ 56,964    $  744,788    $ 79,153
Department/retail stores      802,522      88,325       624,651      65,402
Office buildings              321,761      21,691       234,042      15,583
Industrial buildings          232,962      18,827       217,648       9,279
Nursing/retirement homes       89,304       4,649        83,768         917
Hotels/motels                  32,666        --          33,138          --
Medical buildings              36,490      15,651        30,429       5,954
Residential                        20        --              78        --
Other                          16,029       3,099       121,928       3,152
                              -------     -------       -------     -------
                            2,435,766     209,206     2,090,470     179,440
Less allowance for losses      35,252        --          35,020        --
                              -------     -------       -------     -------
                           $2,400,514    $209,206    $2,055,450    $179,440
                              =======     =======       =======     =======

Mortgage loan fundings are restricted by state insurance regulatory authorities to 80 percent or less of the market value of the real estate at the time of origination of the loan. The Company holds the mortgage document, which gives the right to take possession of the property if the borrower fails to perform according to the terms of the agreement. The fair value of the mortgage loans is determined by a discounted cash flow analysis using mortgage interest rates currently offered for mortgages of similar maturities. Commitments to purchase mortgages are made in the ordinary course of business. The fair value of the mortgage commitments is $nil.

3.   Income taxes

The Company qualifies as a life insurance company for federal income tax purposes. As such, the Company is subject to the Internal Revenue Code provisions applicable to life insurance companies.

Income tax expense consists of the following:

                            1994        1993        1992

Federal income taxes:
Current                  $186,508    $180,558    $130,998
Deferred                  (19,175)    (44,237)    (30,385)
                          -------     -------     -------
                          167,333     136,321     100,613

State income
taxes-current              9,010       6,326       4,038
                          -------     -------     -------
Income tax expense       $176,343    $142,647    $104,651
                          =======     =======     =======

Increases (decreases) to the federal tax provision applicable to pretax income based on the statutory rate are attributable to:

PAGE 102
3.   Income taxes (continued)

                                   1994                 1993                 1992
                            Provision   Rate     Provision   Rate     Provision   Rate
Federal income taxes based
on the statutory rate        $179,379   35.0%     $144,454   35.0%     $107,379   34.0%
Increases (decreases)
are attributable to:
Tax-excluded interest
and dividend income            (9,939)  (2.0)      (11,002)  (2.7)       (8,209)  (2.6)
Other, net                     (2,107)  (0.4)        2,869    0.7         1,443    0.4
                              -------    ---       -------    ---        ------    ---
Federal income taxes         $167,333   32.6%     $136,321   33.0%     $100,613   31.8%
                               ======    ===        ======    ===        ======    ===

A portion of life insurance company income earned prior to 1984 was not subject to current taxation but was accumulated, for tax purposes, in a "policyholders' surplus account." At Dec. 31, 1994, the Company had a policyholders' surplus account balance of $19,032. The policyholders' surplus account is only taxable if dividends to the stockholder exceed the stockholder's surplus account or if the Company is liquidated. Deferred income taxes of $6,661 have not been established because no distributions of such amounts are contemplated.

Significant components of the Company's deferred tax assets and liabilities as of Dec. 31 are as follows:

                                      1994          1993

Deferred tax assets:
Policy reserves                     $533,433     $453,436
Investments                          116,736         --
Life insurance guarantee
fund assessment reserve               32,235       35,000
                                     -------      -------
Total deferred tax assets            682,404      488,436

Deferred tax liabilities:
Deferred policy acquisition costs    553,722      509,868
Investments                             --       10,151
Other                                  4,621       12,037
                                     -------      -------
Total deferred tax
liabilities                          558,343      532,056
                                     -------      -------
Net deferred tax assets
(liabilities)                       $124,061     $(43,620)
                                     =======       =======

The Company is required to establish a "valuation allowance" for any portion of the deferred tax assets that management believes will not be realized. In the opinion of management, it is more likely than not that the Company will realize the benefit of the deferred tax assets, and, therefore, no such valuation allowance has been established.

PAGE 103
4.   Stockholder's equity

Retained earnings available for distribution as dividends to the parent are limited to the Company's surplus as determined in accordance with accounting practices prescribed by state insurance regulatory authorities. Statutory unassigned surplus aggregated $1,020,981 as of Dec. 31, 1994 and $922,246 as of Dec. 31, 1993
(see Note 3 with respect to the income tax effect of certain distributions). In addition, any dividend distributions in 1995 in excess of approximately $288,601 would require approval of the Department of Commerce of the State of Minnesota.

Statutory net income for 1994, 1993 and 1992 and capital and surplus as of Dec. 31, 1994, 1993 and 1992 are summarized as follows:

                               1994         1993      1992

Statutory net income     $  294,699   $  275,015  $180,296
Statutory capital
and surplus               1,261,958    1,157,022   714,942

Dividends paid to American Express Financial Corporation were
$165,000 in 1994, $25,000 in 1993 and $20,000 in 1992.

5.   Related party transactions

The Company has loaned funds to American Express Financial Corporation under three loan agreements. The balance of the first loan was $40,000 and $75,000 at Dec. 31, 1994 and 1993, respectively. This loan can be increased to a maximum of $75,000 and pays interest at a rate equal to the preceding month's effective new money rate for the Company's permanent investments. It is collateralized by equities valued at $110,034 at Dec. 31, 1994. The second loan was used to fund the construction of the IDS Operations Center. This loan was paid off during 1994 and had an outstanding balance of $84,588 at Dec. 31, 1993. The loan was secured by a first lien on the IDS Operations Center property and had an interest rate of 9.89 percent. The Company also had a loan to an affiliate which was used to fund construction of the IDS Learning Center. This loan was sold to the parent during 1994 and the balance outstanding was $22,573 at Dec. 31, 1993. The loan was secured by a first lien on the IDS Learning Center property and had an interest rate of 9.82 percent. Interest income on the above loans totaled $2,894, $11,116 and $10,711 in 1994, 1993 and 1992, respectively.

The Company purchased a five year secured note from an affiliated company which had an outstanding balance of $23,333 and $27,222 at Dec. 31, 1994 and 1993, respectively. The note bears a fixed rate of 8.42 percent. Interest income on the above note totaled $2,278, $2,605 and $2,278 in 1994, 1993 and 1992, respectively.

The Company has a reinsurance agreement whereby it assumed 100 percent of a block of single premium life insurance business from an affiliated company. The accompanying consolidated balance sheet at Dec. 31, 1994 and 1993 includes $765,366 and $759,714, respectively, of future policy benefits related to this agreement.

PAGE 104
5.   Related party transactions (continued)

The accompanying consolidated statement of income includes revenue from policyholder charges of $8, $21 and $109, and expenses of $6,912, $4,931 and $5,897 related to this agreement for 1994, 1993 and 1992, respectively.

The Company has a reinsurance agreement to cede 50 percent of its long-term care insurance business to an affiliated company. The accompanying consolidated balance sheet at Dec. 31, 1994 and 1993 includes $65,123 and $44,086, respectively, of reinsurance receivables related to this agreement. Premiums ceded amounted to $20,360, $16,230 and $12,499 and reinsurance recovered from reinsurers amounted to $62, $404 and $250 for the years ended Dec. 31, 1994, 1993 and 1992, respectively.

The Company participates in the retirement plan of American Express Financial Corporation which covers all permanent employees age 21 and over who have met certain employment requirements. The benefits are based on years of service and the employee's monthly average of basic annual salary rates in effect on January 1 or such other date at determined by American Express Financial Corporation of the highest five consecutive annual salaries of the last 10 years. American Express Financial Corporation's policy is to fund retirement plan costs accrued subject to ERISA and federal income tax considerations. The Company's share of the total net periodic pension cost was $nil in 1994, 1993 and 1992.

The Company also participates in defined contribution pension plans of American Express Financial Corporation which cover all employees who have met certain employment requirements. Company contributions to the plans are a percent of either each employee's eligible compensation or basic contributions. Costs of these plans charged to operations in 1994, 1993 and 1992 were $957, $2,008 and $1,826, respectively.

The Company participates in defined benefit health care plans of American Express Financial Corporation that provide health care and life insurance benefits to retired employees and retired financial advisors. The plans include participant contributions and service related eligibility requirements. Upon retirement, such employees are considered to have been employees of American Express Financial Corporation. American Express Financial Corporation expenses these benefits and allocates the expenses to its subsidiaries. Accordingly, costs of such benefits to the Company are included in employee compensation and benefits and cannot be identified on a separate company basis. At Dec. 31, 1994, the total accumulated post retirement benefit obligation, determined in accordance with SFAS 106 and based on an assumed interest rate of 8.75 percent and a health care cost trend rate of 7 percent, has been recorded as a liability by American Express Financial Corporation.

Charges by American Express Financial Corporation for use of joint facilities, marketing services and other services aggregated
$335,183, $243,346 and $204,675 for 1994, 1993 and 1992,
respectively.  Certain of these costs are included in deferred

PAGE 105
5.   Related party transactions (continued)

policy acquisition costs. In addition, the Company rents its home office space from American Express Financial Corporation on an annual renewable basis. Such rentals aggregated $965, $4,513 and $4,074 for 1994, 1993 and 1992, respectively.

6.   Commitments and contingencies

At Dec. 31, 1994 and 1993, traditional life insurance and universal life-type insurance in force aggregated $52,666,567 and $46,125,515, respectively, of which $3,246,608 and $3,038,426 were reinsured at the respective year ends. The Company also reinsures a portion of the risks assumed under disability income policies. Under the agreements, premiums ceded to reinsurers amounted to $29,489, $28,276 and $24,222 and reinsurance recovered from reinsurers amounted to $5,505, $3,345 and $6,766 for the years ended Dec. 31, 1994, 1993 and 1992.

Reinsurance contracts do not relieve the Company from its primary obligation to policyholders.

The Company is a defendant in various lawsuits, none of which, in the opinion of the Company counsel, will result in a material liability.

The Company settled all remaining IRS audit issues for the tax years 1984 through 1986 in September of 1994. There was no material impact as a result of this audit. Also, the IRS is currently auditing the Company's 1987 through 1989 tax years. Management does not believe there will be a material impact as a result of this audit.

7.   Lines of credit

The Company has available lines of credit with three banks aggregating $100,000 at 40 to 80 basis points over the banks' cost of funds or equal to the prime rate, depending on which line of credit agreement is used. Borrowings outstanding under these agreements were $nil and $1,519 at Dec. 31, 1994 and 1993, respectively.

8.   Derivative financial instruments

The Company enters into transactions involving derivative financial instruments to manage its exposure to interest rate risk, including hedging specific transactions. The Company manages risks associated with these instruments as described below. The Company does not hold derivative instruments for trading purposes.

Market risk is the possibility that the value of the derivative financial instruments will change due to fluctuations in a factor from which the instrument derives its value, primarily an interest rate. The Company is not impacted by market risk related to derivatives held for non-trading purposes beyond that inherent in cash market transactions. Derivatives held for purposes other than trading are largely used to manage risk and, therefore, the cash flow and income effects of the derivatives are inverse to the effects of the underlying transactions.
PAGE 106
8.   Derivative financial instruments (continued)

Credit risk is the possibility that the counterparty will not fulfill the terms of the contract. The Company monitors credit exposure related to derivative financial instruments through established approval procedures, including setting concentration limits by counterparty and industry, and requiring collateral, where appropriate. A vast majority of the Company's counterparties are rated A or better by Moody's and Standard & Poor's.

The notional or contract amount of a derivative financial instrument is generally used to calculate the cash flows that are received or paid over the life of the agreement. Notional amounts are not recorded on the balance sheet. Notional amounts far exceed the related credit exposure.

Credit exposure related to interest rate caps is measured by the
replacement cost of the contracts.   The replacement cost
represents the fair value of the instruments. Financial futures contracts are settled in cash daily.

                                     Notional     Carrying                Total Credit
Assets                                Amount       Value     Fair Value     Exposure
Financial futures contracts       $  159,800     $ 2,072     $ 2,072       $     -
Interest rate caps                 4,400,000      29,054      42,365        42,365
                                     -------       -----       -----         -----
                                  $4,559,800     $31,126     $44,437       $42,365
                                     =======       =====       =====         =====

The fair values of derivative financial instruments are based on market values, dealer quotes or pricing models. The financial futures contracts expire in 1995. The interest rate caps expire on various dates from 1995 to 1999.

Financial futures contracts and interest rate caps are used principally to manage the Company's exposure to rising interest rates. These instruments are used primarily to protect the margin between interest rate earned on investments and the interest rate credited to related annuity contract holders.

Changes in the fair value of financial futures contracts are accounted for as adjustments to the carrying amount of the hedged investments and amortized over the remaining lives of such investments. The cost of interest rate caps is amortized to interest expense over the life of the contracts and payments received as a result of these agreements are recorded as a reduction of interest expense when realized. The amortized cost of interest rate cap contracts is included in other investments.

9.   Fair values of financial instruments

The Company is required to disclose fair value information for most on- and off-balance sheet financial instruments for which it is practical to estimate that value. Certain financial instruments such as life insurance obligations, receivables and all non-financial instruments, such as deferred acquisition costs are

PAGE 107
9.   Fair values of financial instruments (continued)

excluded from required disclosure. Off-balance sheet intangible assets, such as the value of the field force, are also excluded. Management believes the value of excluded assets is significant. The fair value of the Company, therefore, cannot be estimated by aggregating the amounts presented.

                                          1994                             1993

                             Carrying         Fair            Carrying            Fair
Financial Assets               Value          Value             Value             Value
Investments:
Fixed maturities (Note 2):
Held to maturity          $11,269,861    $10,694,800      $        --       $        --
Available for sale          8,017,555      8,017,555               --                --
Investment securities            --           --           19,392,424        20,425,979
Mortgage loans on
real estate (Note 2)        2,400,514      2,342,520        2,055,450         2,125,686
Other:
Equity securities (Note 2)      1,906          1,906            1,900             1,900
Derivative financial
instruments (Note 8)           31,126         44,437           26,923            14,201
Cash and cash equivalents
(Note 1)                      267,774        267,774          146,281           146,281
Assets held in segregated
asset accounts (Note 1)    10,881,235     10,881,235        8,991,694         8,991,694

Financial Liabilities
Future policy benefits
for fixed annuities        18,325,870     17,651,897       17,519,876        16,881,747
Liabilities related to
segregated asset accounts  10,398,861      9,943,672        8,645,418         8,305,209


At Dec. 31, 1994 and 1993, the carrying amount and fair value of future policy benefits for fixed annuities exclude life insurance-related contracts carried at $971,897 and $913,127, respectively, and policy loans of $64,212 and $59,132, respectively. The fair value of these benefits is based on the status of the annuities at Dec. 31, 1994 and 1993. The fair value of deferred annuities is estimated as the carrying amount less any applicable surrender charges and related loans. The fair value for annuities in non-life contingent payout status is estimated as the present value of projected benefit payments at the rate appropriate for contracts issued in 1994 and 1993.

At Dec. 31, 1994 and 1993 the fair value of liabilities related to segregated asset accounts is estimated as the carrying amount less variable insurance contracts carried at $482,374 and $346,276, respectively, and surrender charges, if applicable.

10.  Segment information

The Company's operations consist of two business segments; first, individual and group life insurance, disability income, health and long-term care insurance, and second, annuity products designed for individuals, pension plans, small businesses and employer-sponsored groups. The consolidated statement of income for the years ended Dec. 31, 1994, 1993 and 1992 and total assets at Dec. 31, 1994,
1993 and 1992 by  segment are summarized as follows:

PAGE 108

                                      1994           1993           1992
Net investment income:
Life, disability income,
health and long-term
care insurance                  $  247,047     $  250,224     $  246,676
Annuities                        1,534,826      1,532,995      1,370,145
                                 ---------      ---------      ---------
                                $1,781,873     $1,783,219     $1,616,821
                                 =========      =========      =========
Premiums, charges and fees:
Life, disability income,
health and long-term
care insurance                    $335,375       $281,284       $250,386
Annuities                          193,370        143,876        104,952
                                   -------        -------        -------
                                  $528,745       $425,160       $355,338
                                   =======        =======        =======

Income before income taxes:
Life, disability income,
health and long-term
care insurance                    $122,677       $104,127       $ 96,215
Annuities                          394,117        315,336        223,316
Net loss
on investments                      (4,282)        (6,737)        (3,710)
                                   -------        -------        -------
                                  $512,512       $412,726       $315,821
                                   =======        =======        =======

Total assets:
Life, disability income,
health and long-term
care insurance                 $ 5,269,188    $ 4,810,145    $ 4,093,778
Annuities                       30,478,355     28,247,608     23,201,995
                                ----------     ----------     ----------
                               $35,747,543    $33,057,753    $27,295,773
                                ==========     ==========     ==========

Allocations of net investment income and certain general expenses are based on various assumptions and estimates.

Assets are not individually identifiable by segment and have been allocated principally based on the amount of future policy benefits by segment.

Capital expenditures and depreciation expense are not material, and consequently, are not reported.

PAGE 109
Report of Independent Auditors
The Board of Directors
IDS Life Insurance Company


We have audited the accompanying consolidated balance sheets of IDS Life Insurance Company (a wholly owned subsidiary of American Express Financial Corporation) as of December 31, 1994 and 1993 and the related consolidated statements of income and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of IDS Life Insurance Company at December 31, 1994 and 1993, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, the Company changes its method of accounting for certain investments in debt and equity securities in 1994.



Ernst & Young LLP

Minneapolis, Minnesota
February 3, 1995

                                     PART II

                          UNDERTAKINGS TO FILE REPORTS

      Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission hereto or hereafter duly adopted pursuant to authority conferred in that section.

                              RULE 484 UNDERTAKING

The By-Laws of IDS Life Insurance Company provide that:

The Corporation shall indemnify any person who was or is a party or is threatened to be made a party, by reason of the fact that he is or was a Manager of Variable Annuity Funds A and B, director, officer, employee or agent of this Corporation, or is or was serving at the direction of the Corporation as a Manager of Variable Annuity Funds A and B, director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, to any threatened, pending or completed action, suit or proceeding, wherever brought, to the fullest extent permitted by the laws of the State of Minnesota, as now existing or hereafter amended, provided that this Article shall not indemnify or protect any such Manager of Variable Annuity Funds A and B, director, officer, employee or agent against any liability to the Corporation or its security holders to which he would otherwise be subject by reason of willful misfeasance, bad faith, or gross negligence, in the performance of his duties or by reason of his reckless disregard of his obligations and duties.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

PAGE 111
                    REPRESENTATIONS PURSUANT TO RULE 6e-3(T)

This filing is made pursuant to Rule 6c-3 and 6e-3(T) under the Investment Company Act of 1940. Registrant elects to be governed by Rule 6e-3(T)(b)(13)(i)(A).

Registrant makes the following representations:

(1)   Section 6e-3(T)(b)(13)(ii)(F) has been relied upon.

(2) The level of the Mortality and Expense Risk Charge is within the range of industry practice for comparable flexible premium survivorship variable life insurance policies. The methodology used to support this representation is based on an analysis of other policies registered under the Securities Act of 1933, including the level of other expense charges, and uncertainties in terms of expense and mortality factors. Registrant undertakes to keep and make available to the Commission upon request the documents used to support this representation.

(3) Registrant has concluded that there is a reasonable likelihood that the distribution financing arrangement of the Separate Accounts comprising the Registrant will benefit the Separate Accounts and Owners and the Registrant will keep and make available to the Commission on request a memorandum setting forth the basis for this representation.

(4) The Separate Accounts comprising the Registrant will invest only in management investment companies which have undertaken to have a board of directors, a majority of whom are not interested persons of the company, formulate and approve any plan under Rule 12b-1 to finance distribution expenses.

                     CONTENTS OF THE REGISTRATION STATEMENT

This Registration Statement comprises the following papers and documents:

      The facing sheet.

      The prospectus consisting of 52 pages.

      The undertaking to file reports.

      Rule 484 undertaking.

      Representations pursuant to Rule 6e-3(T)

      The signatures.

      The following exhibits:

1.    A.    Copies of all exhibits required by paragraph A of
            instructions for Exhibits in Form N-8B-2 to the Registration Statement.

PAGE 112
      (1)   (a)   Resolution of Board of Directors of IDS Life
                  Insurance Company establishing the Trust, adopted
                  May 9, 1985.*

                  (b) Resolution of Board of Directors of IDS Life Insurance Company reconstituting the Trust, adopted October 16, 1985.*

                  (c) Resolution of Board of Directors of IDS Life Insurance Company reconstituting the Trust adopted August 5, 1994 is filed electronically herewith.

            (2)   Not applicable.

            (3)   (a)   Not applicable.

                  (b)   (1)   Form of Division Vice President's
                              Employment Agreement dated November 1991.*

                        (2) Form of District Manager's Rider to IDS Life Insurance Company, Personal Financial Planner's Agreement dated November 1986.*

                        (3)   Form of Personal Financial Planner's
                              Agreement dated November 1986.*

                  (c)   Schedules of Sales Commissions is filed
                        electronically herewith.

            (4)   Not applicable.

            (5)   Flexible Premium Survivorship Variable Life
                  Insurance Policy is filed electronically herewith.

            (6)   (a)   Certificate of Incorporation of IDS Life
                        Insurance Company, dated July 23, 1957.*

                  (b)   Amended By-Laws of IDS Life Insurance Company.*

            (7)   Not applicable.

            (8)   (a)   Form of Investment Management and Services
                        Agreement dated December 17, 1985, between IDS
                        Life and IDS Life Series Fund, Inc.*

                  (b) Form of Investment Advisory Agreement dated July 11, 1984, between IDS Life and IDS
                        Financial Services Inc. relating to the
                        Variable Account.*

                  (c) Addendum to Investment Management and Services Agreement is filed electronically herewith.

                  (d) Addendum to Investment Advisory Agreement is filed electronically herewith.
PAGE 103
            (9)   None.

            (10)  Application form for the Flexible Premium
                  Survivorship Variable Life Insurance Policy is filed electronically herewith.

      B.    (1)   Not applicable.

            (2)   Not applicable.

      C.    Not applicable.

2. Opinion of Counsel and consent to its use as to the legality of the securities registered.*

3. No financial statement will be omitted from the prospectus pursuant to Instruction 1(b) or (c) of Part I.

4.    Not applicable.

5.    Financial Data Schedules are filed electronically herewith.
      - IDS Life Insurance Company
      - IDS Life Variable Life Separate Account

6.    Actuarial Opinion in support of the 1.25% federal tax charge.*

7. Opinion of James M. Jensen, F.S.A., M.A.A.A., is filed electronically herewith.

8. Written consent of James M. Jensen, F.S.A., M.A.A.A. is filed electronically herewith.

9. Written consent of Ernst & Young LLP is filed electronically herewith.

10.   Directors' Power of Attorney dated February 28, 1995.*

11.   IDS Life Insurance Company's Description of Transfer and
      Redemption Procedures and Method of Conversion to Fixed
      Benefit Policies is filed electronically herewith.

*Filed as an Exhibit to the original Registration Statement to form S-6 and is herein incorporated by reference.
PAGE 104
                                POWER OF ATTORNEY

Each person whose signature appears in the Registration Statement thereby constitutes and appoints William A. Stoltzmann, Colleen Curran and Mary Ellyn Minenko, and each of them, his or her true and lawful attorneys-in-fact and agents, with full power of substitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

PAGE 105
                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, IDS Life Insurance Company, on behalf of the Registrant, has duly caused this Registration
Statement to be signed on behalf of the Registrant by the undersigned, thereunto duly authorized, in this City of Minneapolis, and State of Minnesota on the 21st day of September, 1995.


                            IDS Life Variable Life Separate Account
                                        (Registrant)

                          By IDS Life Insurance Company
                                        (Sponsor)

                          By/s/ Richard W. Kling*
                                Richard W. Kling



By:
          Mary Ellyn Minenko

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following Officers and Directors of IDS Life Insurance Company in the capacities indicated on the 21st day of Setpember, 1995:

Signature                          Title

/s/ James A. Mitchell*             Chairman of the Board
    James A. Mitchell              and Chief Executive
                                   Officer

/s/ Richard W. Kling*              Director and President
    Richard W. Kling

/s/ Louis C. Fornetti*             Director
    Louis C. Fornetti

/s/ David R. Hubers*               Director
    David R. Hubers

/s/ Paul F. Kolkman*               Director and Executive Vice
    Paul F. Kolkman                President

/s/ Peter A. Lefferts*             Director and Executive Vice
    Peter A. Lefferts              President, Marketing

PAGE 106
Signature                          Title

/s/ Janis E. Miller*               Director and Executive Vice
    Janis E. Miller                President, Variable Assets

/s/ Barry J. Murphy*               Director and Executive Vice
    Barry J. Murphy                President, Client Service

/s/ Stuart A. Sedlacek*            Director and Executive Vice
    Stuart A. Sedlacek             President, Assured Assets

/s/ Melinda S. Urion*              Director, Executive Vice
    Melinda S. Urion               President and Controller


*Signed pursuant to Power of Attorney dated February 28, 1995, filed electronically as Exhibit No. 10 to the original Registration Statement.

By:




    Mary Ellyn Minenko